UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2006

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F     X            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                   No    X

Financial Results

1Q2006

Investor Relations Department

Pedro Pires, Head of IR

Gonçalo Santos

Elisabete Ferreira

Cristina Requicha

Rui Antunes

Ricardo Farinha

Phone: +351 21 001 2834

Fax: +351 21 001 2899

Email: ir@edp.pt

Site:www.edp.pt

Reuters: EDP.LS / EDP.N

Bloomberg: EDP PL / EDP US

Lisbon, 25 May 2006

EDP - Energias de Portugal, S.A. Headquarters: Praça Marquês de Pombal,12 1250-162 Lisboa Portugal

Table of contents

1Q2006 Performance

EDP Share Performance

Consolidated Income Statement

EBITDA Overview

Consolidated Balance Sheet

Capital Expenditures

Cash Flow

Financial Debt and Provisions for Social Benefits

Financial Income/(Expense) and Amortization of Rights and Concessions

Business Areas

Iberian Electricity System

Iberian Generation and Supply

Renewable Energies: NEO Energía

Distribution in Iberia

Gas in Iberia

Brazil: Energias do Brasil

Telecoms

Financial Statements & Annex

1Q2006 Performance

Results Summary (€ m)

Gross Profit Operating Costs

EBITDA

EBIT

Net Profit

Net Debt

1Q2006

1,011.9

442.9

569.0

352.0

237.1

9,130.0

1Q2005

981.5

420.6

560.8

362.4

216.9

8,596.9

D 06/05

3.1%

5.3%

1.4%

- 2.9%

9.3%

6.2%

Operating Data

Electricity:

Installed Capacity (MW)

Generation (GWh)

Distribution (GWh)

Retail (GWh)

Clients (thousand)

Gas:

Distribution (GWh)

Retail (GWh)

Clients (thousand)

Employees (Group)

1Q2006

12,609

12,138

20,508

18,839

9,580

7,402

6,904

676

14,333

1Q2005

11,718

12,062

19,532

18,485

9,336

7,444

6,303

707

14,844

D 06/05

+891 MW

0.6%

5.0%

1.9%

+243 th

-0.6%

9.5%

-31 th

- 511

• EDP’s consolidated net profit in the 1Q2006 rose 9% YoY.

• The regulated core business in Iberia – comprising the PPAs and the electricity and gas distribution activities which represent 62% of the Group’s consolidated gross profit - posted a stable performance in the 1Q2006 (+€10m).

• In the Iberian liberalized market, our electricity generation activity benefited from the sharp rise in wholesale prices during the first months of 2006, contributing for a significant increase in gross profit (+€47m) in the 1Q06.

• In the supply business in Iberia, the low flexibility of older clients’ contracts and the increase of electricity wholesale prices resulted in a deterioration of this activity’s gross profit during the period (-€69m).

• The publication of the Royal Decree-Law 03/2006 in Spain had a negative impact (-€33m EBITDA) as a result of (i) the provisioning of the potential withdraw of the economic value of the CO2 licenses granted for free related to generation sales to the pool between Jan-06 and Feb-06 (€11m); (ii) the settlement of a provisional €42.35MWh on the unit cost of purchased electricity by the distribution companies during March (€4m) and (iii) the booking of a provision for other potential regulatory risks (€18m).

• EDP’s renewable energy installed capacity rose by 72% to 1,024MW surpassing for the first time the 1,000 MW threshold and allowing a strong growth of NEO’s contribution to EDP’s gross profit (+€30m). This was achieved both through organic growth (155 MW) and through acquisitions (Desa 224 MW and Tecneira 50 MW).

• Good operating performance at Energias do Brasil and a 31% appreciation of the Brazilian Real during the period resulted in a healthy growth of our Brazilian operations’ gross profit (+€60m).

• The evolution of operating costs (personnel and supplies & services) remained under control, increasing by approximately 3% YoY, in line with average increase of CPI in the markets where EDP operates.

• Improvement of Financial Results (+€92m) backed by the substantial reversion (+ 103m) of the 2005 negative impact that resulted from the mark-to-market of the derivative instrument contracted to hedge the value of the CMEC, following the positive impact of the recent increases in interest rates. This was partly offset by the booking, this quarter, of a provision related to financial guarantees given by EDP on Electra’s debt (Cape Verde).

• EDP’s consolidated financial debt decreased by 333M€ from December 2005 to €9,130m.

YTD EDP Stock Performance on Euronext Lisbon

—EDP

—Iberian Electricity & Gas

—DJ Euro Stock Utilities

Dez-05

Jan-06

Fev-06

Mar-06

Abr-06

3.40

3.30

3.20

3.00

2.90

2.80

2.70

2.60

2.50

EDP Stock Market Performance

EDP Share Price (Euronext Lisbon - €)

Close

Max

Min

Average

EDP’s Liquidity in Euronext Lisbon

Turnover (€ m)

Average Daily Turnover (€ m)

Traded Volume (million shares)

Avg. Daily Volume (million shares)

EDP Market Value

Market Capitalisation (€ million)

Enterprise Value (€ million)

YTD

(24-05-2006)

2.86

3.35

2.58

2.98

5,395.6

52.4

1,811.8

17.6

10,457.7

20,929.1

52w

—

3.35

2.04

2.65

9,041.8

34.5

3,407.8

13.0

-

-

2005

2.60

2.68

2.04

2.25

5,689.9

21.9

2,526.5

9.7

9,507.0

20,257.9

EDP and Iberian Peers Multiples

EV/EBITDA (2006)

PER (2006)

Dividend Yield (2006)

EDP

Peers

EDP

Peers

EDP

Peers

8.7x

8.9x

13.5x

14.2x

3.8%

3.7%

EDP’s Main Events - 2006

5-Jan Banco Espirito Santo notifies EDP that it acquired a 2.17% stake in EDP’s share capital

3-Fev Baltic notifies EDP that it acquired from Brisa a 2.0020% stake in EDP’s share capital

3-Fev Standard & Poor’s Ratings Services affirmed its ‘A’ long term and ‘A-1’ short term corporate ratings

16-Fev EDP Lajeado reaches agreement with Eletrobrás regarding the redeemable preferred shares issued by Investco

7-Mar EDP releases the 2005 annual financial results

31-Mar EDP’s 2006 annual general shareholders meeting

3-Apr Caixa Geral de Depósitos increases ownership in EDP’s share capital to 5.098%

6-Apr ANEEL approves a 16.75% tariff increase at Enersul’s annual tariff readjustment process

18-Apr Board of directors’ deliberations regarding the Executive Committee, the Audit Committee, the Company’s Secretary and EDP’s market relations and CMVM’s representative

25-Apr Ex-Dividend Date

28-Apr EDP pays a €0.10 gross dividend per share (financial year 2005)

03-May Naturgas acquires full control of Bilbogas

11-May EDP concludes the increase of its indirect shareholding in Portgas (72.0%) and Setgas (19.8%)

11-May Caixa Geral de Depósitos decreases ownership in EDP’s share capital to 4.95%

Note: EDP and Peers multiples based on brooker reports.

Consolidated Income Statement

The financial statements presented in this document are non-audited.

Consolidated Income Statement (€ m)

Electricity Sales

Other Sales

Services Provided

Operating Revenues

Electricity & Gas

Fuel

Materials and goods for resale

Direct Activity Costs

Gross Profit

Gross Profit/Revenues

Supplies and services

Personnel costs

Costs with social benefits

Concession fees

Other operating costs (or revenues)

Operating costs

EBITDA

EBITDA/Revenues

Depreciation and amortisation

Comp.of subsidised assets’ depreciation

EBIT

EBIT/Revenues

Financial income/(expense)

Amortisation of rights and concessions

Discontinued Activities

Pre-tax profit

Income taxes and deferred taxes

Minority interests

Net Profit

1Q2006

1Q2005

D 06/05

2,421.8

259.6

78.6

2,760.1

1,243.5

292.6

212.1

1,748.2

1,011.9

36.7%

167.8

141.9

18.1

53.0

62.1

442.9

569.0

20.6%

241.6

(24.7)

352.0

12.8%

25.8

(9.1)

-

368.7

107.9

23.7

237.1

2,136.1

175.3

142.1

2,453.5

1,195.6

267.2

9.2

1,472.0

981.5

40.0%

177.0

133.4

25.1

51.4

33.8

420.6

560.8

22.9%

218.6

(20.2)

362.4

14.8%

(65.9)

(9.4)

0.5

287.6

67.8

3.0

216.9

13.4%

48.1%

-

44.7%

12.5%

4.0%

9.5%

-

18.8%

3.1%

-3.3%

-5.2%

6.4%

- 27.7%

3.0%

83.8%

5.3%

1.4%

-2.2%

10.5%

- 22.1%

-2.9%

-2.0%

-

2.7%

-

28.2%

59.2%

701.2%

9.3%

Notes:

(1) Opex in Iberia were affected by a 29m provision associated with the RD 3/2006 regarding the CO2 emissions

(2) In Euro terms, opex in Brazil was influenced by the appreciation of Real (+31% vs 1Q2005; impact: € 18m)

EBITDA Overview: Group’s EBITDA up 1.4%

EBITDA (€ m)

IBERIA

Generation & Supply

NEO - Renewable Energy

Cogeneration

Distribution

Gas

Brazil

Telecoms

Other & Adjustments

Consolidated

1Q2006

244.0

39.4

6.2

163.5

23.7

105.2

1.3

(14.2)

569.0

1Q2005

281.5

15.5

6.4

173.2

30.3

73.4

7.6

(27.1)

560.8

D 06/05

-13.3%

153.8%

- 3.2%

- 5.6%

- 22.0%

43.2%

-83.2%

47.4%

1.4%

• Iberian Generation and Supply: EBITDA fell 13.3% reflecting singular factors in the 1Q2006: i) the publication of RD 3/2006, which withdraws the right to CO2 allowances attributed to the generators under the Spanish NAP, for the amounts equivalent to January and February 2006 emission licences (€ 29m); and ii) the provisioning of commercial losses in Portugal (€ 14m). EDP benefited from high pool prices and a long generation position in the liberalised market in Iberia, which was not fully reflected at the gross profit level, down 2.4%, due to: i) the deficit in CO2 allowances versus CO2 emissions (€ 6m); ii) the mark-to-market of the provision related with the 2005 CO2 allowance deficit (€ 8m); and iii) the mark-to-market of a derivative to cover market price volatility (€ 14m). Excluding the above, the gross profit of the liberalized generation & supply would have increased 5.1%. The gross profit of the generation under PPAs was up 5.3% YoY.

• NEO - Renewable Energy: EBITDA more than doubled reflecting the substantial investments EDP made during 2005 (namely the acquisition of Desa in Spain in the 4Q2005), which increased wind installed capacity two fold to 712MW (or 1.024 MW gross installed capacity).

• Distribution in Iberia: Despite the strong increase in electricity distributed by EDP in Iberia (+4.9% YoY) and efficiency gains through cost efficiency achieved in the period (-0,8% YoY), EBITDA fell 5.6%. This reflects: in Portugal, the impact of the unanticipated rise in fuel costs and special regime generation volumes on the Portuguese system costs which, together with the inflation cap set for LV customers, created a tariff deficit, which will be recovered with interest by EDPD between 2007 and 2011; in Spain, the application of the RD 3/2006 which modified the settlement mechanism in the system, only recognising a price of €42.35/MWh on the energy purchased by the distributors.

• Gas in Iberia: Despite the change in the consolidation method of Portgás (60% proportional in the 1Q2006; equitymethod in 1Q2005), the exceptional necessity to acquire gas in the spot market at high prices by Naturgas had a € 15m negative impact in EBITDA. This is a non-recurring cost item.

• Brazil: Activities overseas benefited from a 5% growth in consumption at our DisCos. concession areas. The increase in EBITDA (9% in local currency) would have been even higher (circa 33%), had the non-controllable costs not been above those recognised in the tariffs. In addition, EDP benefited from a 31% appreciation of the Real vs the Euro in the 1Q2006 vs the 1Q2005.

• Other: The change in the “other & adjustments” is mainly due to a € 17m provision booked in the 1Q2005 related to the Spanish tariff deficit. In the 1Q2006 such effect did not have an impact in the P&L, considering that the current legislation assures the recovery of the tariff insufficiency in Spain.

Consolidated Balance Sheet

The financial statements presented in this document are non-audited.

Assets (€ m)

Fixed assets

Intangible assets, net

Tangible assets, net

Financial Investments, net

Other assets

Inventories

Accounts receivable - trade,

net Accounts receivable - other, net

Cash and cash equivalents

Deferred Tax

Total assets

Shareholders’ equity (€ m)

Share capital

Own shares

Earnings and other reserves Minority interest

Shareholders’ equity

Liabilities (€ m)

Provisions

Hydrological correction account

Financial Debt

Short-term debt & current portion of long-term debt

Long-term debt

Other liabilities

Accounts payable - trade, net

Accounts payable - other, net

Deferred Tax

Total liabilities

Total liabilities and shareholders’ equity

1Q2006

19,038

3,963

14,027

1,048

4,861

236

1,682

2,353

590

861

24,761

1Q2006

3,657

- 27

1,201

1,341

6,172

1Q2006

2,265

122

10,072

1,470

8,602

5,762

5,612

150

369

18,589

24,761

2005

18,501

3,656

13,898

947

5,006

219

1,464

2,462

861

893

24,399

2005

3,657

- 38

1,205

1,288

6,111

2005

2,112

170

10,584

1,984

8,601

5,052

4,914

138

370

18,288

24,399

Capex

€ m

136.4

Iberian Energy

53.3

Brazil Electricity

6.9

Other

196.0

1Q2006

Net Debt -to- Total Capital

61%

2005

60%

1Q2006

Net Debt -to- Equity

1.55

2005

1.48

1Q2006

Capital Expenditures

CAPEX (€m)

Existing Plants

New Plants

Environmental

Supply

Portugal

Existing Plants

New Plants

Environmental

Supply

Spain

Iberian Generation & Supply

Wind

Portugal

Wind

Other

Spain

NEO - Renewable Energy

Distribution grid

Other

(-) Investment subsidies

Portugal

Distribution grid

(-) Investment subsidies

Spain

Iberian Distribution

Distribution grid

Other

Portugal

Distribution grid

Other

Spain

Iberian Gas

Iberian Core Business

Generation

Distribution

Supply & Other

Brazil

Telecoms

Other

EDP Group

1Q2006

1.9

12.0

7.4

0.0

21.4

3.5

13.3

18.0

0.0

34.9

56.3

2.0

2.0

13.8

1.1

14.9

16.8

70.8

6.9

27.8

49.8

9.0

1.6

7.3

57.2

1.4

0.5

1.9

3.1

1.1

4.2

6.1

136.4

24.0

29.2

0.1

53.3

4.1

2.2

196.0

1Q2005

2.8

24.6

0.8

0.3

28.4

0.8

0.2

2.4

0.3

3.6

32.0

4.3

4.3

18.3

1.6

19.9

24.2

74.1

5.8

28.8

51.1

8.3

2.7

5.6

56.7

—

—

—

2.1

2.2

4.3

4.3

117.2

43.0

22.0

0.1

65.1

6.4

2.5

191.1

D 06/05

-29.7%

-51.4%

—

-85.1%

-24.9%

—

—

—

-88.4%

—

75.8%

-54.0%

-54.0%

-24.5%

-33.4%

-25.2%

-30.3%

- 4.5%

18.1%

-3.5%

-2.5%

8.8%

-38.5%

31.2%

0.8%

—

—

—

47.5%

-48.7%

-1.5%

42.3%

16.4%

-44.2%

32.6%

54.0%

-18.1%

-35.5%

-12.3%

2.5%

The EDP Group’s capital expenditures amounted to €196.0m in the 1Q2006, up 2.5% year-on-year, due to investments made at EDP Group’s Iberian Generation business, mostly related to: i) the construction of a second 400 MW CCGT unit at Castejón, which is expected to enter into operations by the end of 2007, and ii) environmental investments made in Sines, Aboño and Soto coal power plants to reduce SO2 and NOx emissions in order to comply with EU directives.

Iberian Generation & Supply - The drop in operating investment at EDP Group generation business in Portugal reflects the end of construction of both Frades hydro plant (192MW - Aug 05) and of Ribatejo III CCGT (392MW - Mar 06). In Spain, EDP continued the construction works of the second 400 MW unit at Castejón CCGT, which is forecasted to start operations by the end of 2007. In the 1Q2006, total investment in this project amounted to €13.3m. During 2006, EDP will start the constructions works of another 400 MW CGGT, which will be located at Soto, and should start operations in 2008. Additionally, in the 1Q2006, EDP invested €25.4m to reduce the SO2 and NOx emissions at Sines, Aboño and Soto power plants, in order to comply with EU directives until the end of 2007. Total estimated environmental investment at EDP Group’s Iberian power plants between 2006 and 2008 should amount to approximately €290m.

NEO - Renewable Energy - In the 1Q2006, NEO’s operating investment amounted to €16.8m, out of which 94% was invested in wind farms: i) in Spain, NEO invested €11m for the end of the construction of the two wind farms that entered into operation in the 1Q2006 – Boquerón (22 MW – Jan06) and Belchite (50 MW – Fev06), while the balance was invested in some other projects that are expected to enter into service this year, namely Brújula (73 MW), Curiscao (73 MW) and Tarifa (18 MW); ii) in Portugal wind farms investment is mostly related to projects that are expected to enter into operation between 2006 and 2007. Until the end of 2006, an additional 435 MW are expected to enter into service, out of which 155 MW in Portugal and 280 MW in Spain.

Iberian Distribution - Operating investment at EDP Group’s Iberian distribution business, which amounted to €57.2m in the 1Q2006, is aimed at improving the quality of service. Nevertheless, in Portugal, the equivalent interruption time (EIT) increased 14 min year-on-year, to 57 min in the 1Q2006, due to both less favourable weather conditions and an incident in one of EDPD’s sub-stations, all contributing with an additional 21 min to the 1Q2006 EIT. In Spain, the 1Q2006 EIT of EDP’s distribution grid remained stable at 29 min.

Iberian Gas - Operating investment at the Iberian gas business totalled €6.1m in the 1Q2006, out of which 75% was spent in the development of the gas distribution activity. The balance is related to the transport activity in Spain, to sales campaigns, meter readings for new consumption places and to the adaptation of facilities from LPG to NG.

Brazil - Energias do Brasil operating investment decreased 18% vis-à-vis the 1Q2005, since the constructions works on Peixe Angical hydro power plant are now nearing completion (€20m in the 1Q2006 vs. €41m in the 1Q2005). Until the end of 2006, Energias do Brasil is expecting to bring on stream another 75 MW with the end of the construction of São João hydro plant (25 MW) and a new unit in Mascarenhas hydro plant (50 MW). In addition the company already announced the construction of Santa Fé hydro plant (29 MW), which is conditioned to the granting of preliminary environmental licences. Out of the €29.2m invested in the distribution activity, €10m are related to the mandatory universal connection programme – “Universalização” – to all low voltage consumers, in the concession areas of Bandeirante, Escelsa and Enersul.

Telecoms - On a pro-forma basis (excluding Comunitel’s contribution from the 1Q2005), operating investment at Oni increased 70% to €4.1m in the 1Q2006 due to the investments made in direct access centrals (Unbundling of the Local Loop).

Cash Flow

Operat. Cash Flow by Business Area (€ m)

IBERIA

Generation & Supply

NEO - Renewable Energy

Cogeneration

Distribution

Gas

Brazil

Telecoms

Hydro Correction Account

Other

EDP Group Operating Cash Flow

Consolidated Cash Flow (€ m)

Net Profit

Depreciation

Compensation of subsidised assets’ depreciation

Concession rights’ amortisation

Net provisions

Interest hydro account

Forex differences

Income equity method

Deferred taxes

Minority interests

Other adjustments (1)

Net financial interest and other financial costs

Operat. Cash Flow before Working Capital

Change in operating working capital Hydro correction

Operating Cash Flow

Capex

Net Operating Cash Flow

Divestments of fixed assets

Net financial investments

Financing of 6.08% of Spanish Tariff Deficit

Net financial interest and other financial costs

Dividends paid

Other non-operating changes

Decrease/(Increase) in Net Debt

1Q2006

252.9

31.4

5.8

(75.2)

20.5

82.0

(1.0)

(49.1)

(15.7)

251.6

1Q2005

260.4

14.0

5.2

145.9

24.5

63.1

7.7

(53.0)

(4.3)

463.5

1Q2006

237.1

241.6

(24.7)

9.1

4.7

1.0

(7.7)

(34.9)

28.5

23.7

(62.1)

99.0

515.4

(215.8)

(49.1)

250.5

(196.0)

54.5

583.7

(4.1)

(71.0)

(99.0)

—

(130.9)

333.2

D 06/05

-2.9%

124%

10%

—

-17%

30%

—

7%

—

-46%

1Q2005

216.9

218.6

(20.2)

9.4

(9.2)

2.1

(5.8)

(10.1)

1.7

3.0

20.6

96.4

523.5

(6.8)

(53.0)

463.7

(191.1)

272.6

—

(155.1)

(40.6)

(96.4)

—

(8 8.4)

(108.0)

Operating Cash Flow per Business Area (€ m)

253

Generation & Supply

31

NEO - Renewables

6

Cogen.

-75

Distribution

20

Gas

82

Brazil

-1

Telecoms

-65

Hydro & Other

252

CF 1Q2006

EDP Group’s cash flow in the period enabled a €333.2m reduction in net debt vis-à-vis the YE2005. Such reduction is explained by:

• €576.4m related to the final settlement received in the 1Q2006 from the sale of 14.27% of Galp Energia (80% of €720m), that was divested in the end of 2005;

which was partly offset by:

• a lower cash flow before capex, that was affected by two exceptional factors:

i) an increase in the working capital of EDP Distribuição of approximatly €200m, which is mainly explained by the implementation in the Portuguese Distribution activity of the “bimonthly” invoicing instead of monthly, to reduce billing and posting expenses;

ii) the €49.1m hydro correction payment made to REN during the 1Q2006 following a dry period (hydro coefficient of 0.57 in the 1Q2006).

• the financing by HC Energia of 6.08% from the 1Q2006 tariff deficit in the Spanish regulated system (€71m).

Note:

(1) Other adjustments include the substantial reversion (+€103.5m) of the 2005 €118.0m negative impact that resulted from the mark-to-market of the derivative instrument contracted to hedge the effect of interest rate changes on the NPV calculation of the value of the CMEC. This reversion reflects the positive impact of the recent increases in interest rates.

Financial Debt and Provisions for Social Benefits

Financial Debt Allocation by Business Area (€ m)

IBERIA

Generation & Supply

NEO - Renewable Energy

Cogeneration

Distribution

Gas

Brazil

Telecoms

EDP SA & Adjustments

Sub-Total

OPTEP Derivative (Liability)

Fair

Value on Hedged Debt

Total Financial Debt

Cash and cash equivalents

OPTEP Derivative (Asset)

EDP Consolidated Net Debt

Nominal Financial Debt by Company (€ m)

EDP S.A. and EDP Finance BV

EDP Produção

EDP

Comercial

NEO Energía

EDP Distribuição

Portgás (60%)

HC Energia

Energias do Brasil

Oni

Other

Nominal Financial Debt

Accrued Interests on Debt

Nominal Financial Debt + Accrued Interests

Provisions for Social Benefits (€ m)

Pensions (1)

Medical Care

Total

1Q2006

2,187.9

1,539.4

76.2

2,102.6

122.2

1,093.2

326.2

2,220.4

9,668.0

315.0

88.5

10,071.5

590.2

351.3

9,130.0

1Q2006

7,308.6

27.6

–

495.2

-

65.1

240.4

1,029.5

326.1

10.1

9,502.6

165.4

9,668.0

1Q2006

1,059.7

737.1

1,796.8

2005

2,453.7

1,357.0

77.4

1,866.0

121.6

1,064.0

315.7

2,921.8

10,177.1

315.0

92.2

10,584.3

861.1

260.0

9,463.2

2005

7,844.8

29.0

-

-

-

70.7

701.8

1,006.6

315.7

44.1

10,012.6

164.5

10,177.1

2005

1,099.6

743.6

1,843.2

(1) Pension include the Provision for the HR Restructuring Program costs of EDP Distribuição, which are being recovered through the tariffs

(2) Nominal Value

EDP SA & EDP Finance BV

HC Energia

Bandeirante

Escelsa

Enersul

Investco

Debt Ratings

S&P

A/Stab/A-1

brA-/Stab

BB-/brA-/Stab

Ba1/Stab

Moody’s

A2/Stab/P-1

A3/Stab/P-2

Ba3/A3.br/Stab

Ba3/A3.br/Stab

Ba3/A2.br/Stab

Fitch

A+/Stab/F1

BBB+/Stab/F2

Med./Long term Debt (2)

Variable Hedge

Fixed

25%

38%

37%

Variable Un-Hedge

Debt by Currency (2)

BRL

USD

8%

2%

90%

Euro

Debt Maturity (€ m) (2)

EDP SA & EDP Finance BV

Other

3,500

3,000

2,500

2,000

1,500

1,000

500 0

2006

2007

2008

2009

2010

2011

2012

> 2012

Financial Income/(Expense) and Amortization of Rights and Concessions

Financial Results (€ m)

Income from group&associated cos.

Investment income

Financial Investments Gains/(Losses)

Net financial interest paid

Net foreign exchange differences

Other Financials

Financing Gains/(Losses)

Financial results

Income from Equity Method (€ m)

REN (30%)

Edinfor (40%)

Portgás (59.6% in 2005)

Setgás (19.8%)

CEM (22%)

Turbogás (40%)

DECA II (EEGSA (21%))

HC’s subsidiaries

Other

Total

Amort. of rights and concession (€ m)

EBE

IVEN (Escelsa/Enersul)

EDP LAJEADO (Investco)

Comunitel Oni

Total

1Q2006

34.9

-

34.9

(89.1)

7.7

72.4

(9.1)

25.8

1Q2006

26.3

1.5

-

0.2

1.5

3.2

0.0

0.7

1.4

34.9

1Q2006

2.1

5.4

0.8

-

0.8

9.1

1Q2005

10.1

-

10.1

(91.9)

5.8

10.2

(76.0)

(65.9)

1Q2005

5.2

(5.7)

3.8

0.1

1.9

1.3

1.3

1.0

1.4

10.1

1Q2005

2.2

5.2

-

1.1

0.8

9.4

D 06/05

245.2%

-

245.2%

3.1%

33.2%

-

88.1%

-

D 06/05

407.8%

-

-

-

-19.1%

152.7%

-99.8%

-30.8%

4.8%

245.7%

D 06/05

-6.6%

3.3%

-

-

0.0%

-2.7%

Financial Results

€ m

-65.9

1Q2005

+24.8

Equity Method

+2.8

Net Interest Paid

-18.8

Net Forex Differences (1)

+135.5

Fair Value on Derivatives

-52.6

Other

+25.8

1Q2006

Financial results swing in the 1Q2006 reflect:

• A €24.8m increase in “income from group and associated cos.” mostly resulting from: i) the equity contribution of REN, which reflect the recovery in 1Q2006 of previous year’s tariff deficits; ii) the improvement in net profit of Edinfor (a net loss of 14.4m in the 1Q2005 vs. a profit of €3.8m in the 1Q2006). In the 4Q2005 Portgás started to be proportionally consolidated (EDP currently owns 72.0% of Portgas. In the 1Q2006 it was 59.6% consolidated).

• “Net financial interest paid” improved 3.1% benefiting from a 40 b.p. drop in the average cost of debt of the Group, which compensated the increase in the average level of debt in the 1Q2006 vs. the 1Q2005.

• The Brazilian Real appreciation against the US Dollar in the 1Q2006 (8%) was stronger than in the 1Q2005 (0%). The impact on the dollar denominated debt in Brazil of such currency performance drove “Net foreign exchange differences” up €1.9m.

• The “Other” financial gains and losses in the 1Q2006 include items with opposite impacts in financial results: i) due to the increase in interest rates, the €118.0m negative impact of the mark-to-market recorded at YE2005, relating to the fair value of a derivative contracted by EDP to hedge the effect of interest rate changes on the NPV calculation of the value of the CMEC, was substantially reverted, in the amount of €103.5m; ii) the fair value of the Group’s other derivatives amounted to an additional + €24.0m in the 1Q2006 vis-a-vis 1Q2005; iii) we also recorded a €44.2m provision relating to guarantees we gave for Electra’s financing, in which EDP assumed the responsibility for 60%. of the total amount.

(1)	Net Forex Differences in chart were adjusted for hedge instruments accounted in “Other Financials”

Business Areas

Iberian Electricity System

Energy Balance (GWh)

Hydroelectric

Nuclear

Coal

CCGT

Fuel/Gas/Diesel

Own consumption

(-)Pumping

Conventional Regime

Special Regime

Import / (Export) net

Gross demand

Transmission losses and other

Energy delivered to System

Portugal

1Q2006

2,297

-

3,495

2,721

878

-

(128)

9,263

2,164

1,777

13,204

(217)

12,987

1Q2005

1,360

-

3,639

2,999

1,990

-

(162)

9,825

1,509

1,380

12,714

(204)

12,509

D 06/05

68.9%

-3.9%

-9.3%

-55.9%

-

20.9%

-5.7%

43.4%

28.8%

3.9%

-6.2%

3.8%

Spain

1Q2006

5,724

16,102

18,564

16,099

1,817

(2,348)

(1,559)

54,399

13,549

(1,783)

66,165

(772)

65,393

1Q2005

4,986

15,540

20,207

10,271

3,607

(2,361)

(1,479)

50,771

13,214

646

64,631

(770)

63,862

D 06/05

14.8%

3.6%

-8.1%

56.7%

-49.6%

0.6%

-5.5%

7.1%

2.5%

-

2.4%

-0.3%

2.4%

IBERIAN MARKET

• Electricity gross demand in the Iberian market posted a 2.6% increase in the 1Q2006, with electricity demand in Portugal increasing 3.9% and in Spain 2.4%. Alongside with an healthy electricity consumption growth, the Iberian market was characterized by a slow recovery of the traditional hydro levels and by a strong increase in the wholesale prices following higher marginal electricity generation costs and an increase of the thermal output in Spain.

• Regulation in Iberia grants Special Regime Producers’ dispatch priority over all other technologies. In the 1Q2006, SRPs in Iberia represented 20% of gross demand (+0.8 p.p. than 1Q2005). Most of the increase was registered in the Portuguese system – in the 1Q2006 SRP’s output represented 16% of Gross demand in Portugal vs. 12% in the 1Q2005 – and attributable to an increase of the installed capacity in wind farms, which went up 82% vis-à-vis the 1Q2005, to 1,224 MW. In Spain, wind farms installed capacity only increased 11% to 10,020 MW.

• Regarding the conventional regime, the electricity generation based on natural gas and coal power plants in Portugal, presented a decline vs. the 1Q2005, as a result of the abovementioned increase in SRP’s output and Hydroelectric generation. In Spain, CCGTs generation increased 57%, following an increase of the installed capacity based on this technology, while the electricity output of the coal power plants went down 8.1%.

• In this period, is estimated that the CO2 emissions in the Iberian market surpassed the emission allowances granted (2006: 39.0m ton CO2 in Portugal and 174.6m ton CO2 in Spain, including the allowances reserved for new entrants), which in conjunction with the CO2 rights deficit accumulated in 2005 and the high prices of CO2 licences in the 1Q2006, conditioned the utilisation of the coal power plants that have higher inefficiency levels.

EDP (for outputs see Annex)

• In the 1Q2006, the output of EDP’s power plants in the conventional generation Iberian market decreased 1.7%. In Portugal, the lower utilization of the thermal power plants, as a result of the strong rise of the SRP’s output and the hike in international fuel prices, was compensated by the higher utilization of EDP’s hydro plants (which represent 50% of its capacity in Portugal) following improved hydrological conditions. In Spain, EDP’s electricity generation decreased 5.6%, mostly due to a programmed stoppage in Castejón CCGT during 6 weeks in the 1Q2006 for maintenance works.

Conventional Generation

EDP

Portugal

Spain

Twh

-1.7%

10.7

3.7

7.0

1Q2005

10.5

3.5

7.1

1Q2006

Iberian Electricity System

Twh

+5.1%

60.6

50.8

9.8

1Q2005

63.7

54.4

9.3

1Q2006

Spain Weighted Average Pool Price

+36.1%

56.5

1Q2005

76.9

1Q2006

€/MWh

100

75

50

25

0

Jan

Fev

Mar

Abr

Mai

Jun

Jul

Ago

Set

Out

Nov

Dez

Hydro Coeficient

2

1

0

0.41

2005

0.57

2006

Iberian Generation and Supply

Financial Highlights (€ m)

Gross Profit

Operating Costs

EBITDA

EBIT

Operating Highlights

Installed Capacity (MW)

Electricity Generation (GWh)

Electricity Supply (Liberalised Clients) (GWh)

Number of Clients (th)

1Q2006

343.6

99.6

244.0

169.8

1Q2006

11,076

10,506

3,927

91.7

1Q2005

352.0

70.4

281.5

210.3

1Q2005

10,524

10,686

2,486

11.0

D 06/05

-2.4%

41.5%

-13.3%

-19.2%

D 06/05

5.2%

-1.7%

58.0%

8.3x

EDP’s Generation and Supply scheme in Iberia

PORTUGAL

Power Plants PPA

7,164MW

Long Term

PPA

REN

Single Buyer

Regualted Distribution

Power Plants Liberralized Mkt

1,420 MW

Bilateral

Non Regualated Suppier

Non Regualated Clients

SPAIN

Power Plants Liberralized Mkt

2,492 MW

Pool

Non-Regulated Supplier

Bilateral

Non-Regualted Clients

Contribution to Gross Profit

€ m

1Q2005

227.7

143.8

-24.6

5.0

352.0

239.9

190.6

-93.2

6.4

343.6

Generation Supply

PPA

Liberalized

Other

1Q2005

PPA

Generation Supply

Liberalized

Other

1Q2006

65% of EDP’s Iberian capacity is bounded to the PPA’s low risk profile, providing stability on cash-flows. PPA contracts secure a remuneration based on availability rather than on output, providing a ROA of 8.5% real pre-tax and the pass-through of fuel and CO2 emission costs.

Liberalised Market: i) balance generation and supply positions to hedge market prices volatility;

ii) pass-through marginal cost of generation to final clients.

GWh 1Q2006

Portugal

Generation

Supply

Net Position1Q2006

Net Position1Q2005

1,643

1,585

58

9

Spain

Generation

Supply

Net Position 1Q2006

Net Position1Q2005

3,454

2,34

1,112

2,486

Iberia

Generation

5,097

3,927

1,17

2,495

Iberian Generation: PPAs Gross Profit

Gross Profit ( € m)

PPA Capacity Charge

PPA Energy Charge

Steam (Barreiro) & Ashes

(-) Direct Costs

Gross Profit

Electricity Generation (GWh)

Hydroelectric

Thermal

Sines

Setúbal

Carregado

Barreiro

Tunes & Tapada do Outeiro

Total Generation

1Q2006

231.6

114.9

1.7

108.3

239.9

1Q2006

2,160

3,249

2,371

771

72

34

0

5,409

1Q2005

222.9

137.3

1.4

134.0

227.7

1Q2005

1,295

4,410

2,421

1,337

571

74 8

5,705

D 06/05

3.9%

-16.4%

19.5%

-19.2%

5.3%

D 06/05

66.9%

-26.3%

-2.0%

-42.3%

-87.4%

-54.2%

-95.1%

-5.2%

• Because 65% of EDP’s installed capacity in Iberia operates under long-term Power Purchase Agreements (PPAs), the company’s Gross Profit is largely protected to generation output swings and fuel costs hikes.

• Gross Profit from the plants with PPAs increased 5.3% given the stable return profile of the PPA Capacity Charge and the pass-through of fuel costs via the PPA Energy Charge. According to the PPA contracts, CO2 emissions and licences for the bounded power stations are managed by REN, thus do not impact EDP’s Gross Profit. The increase in the PPA Capacity Charge in the period (+3.9%) reflects inflation, the entry into service of Frades (hydro 192MW) in August 2005 (+ €6.6M) and higher availability factors (km) of the thermal power stations (thermal km: 1.059 in 1Q2006 vs. 1.050 in 1Q2005).

• The fuel procurement margin (Energy Charge minus Fuel Costs and Auto-consumption) increased from €4.2m in 1Q2005 to €7.5m in 1Q2006 mainly as a result of the higher spreads between EDP’s coal acquisition cost and the international coal prices’ indices (used as benchmark to calculate the PPA Energy Charge).

Km = 12 months average verified available capacity / 12 months average contracted available capacity

Direct Activity Costs ( € m)

Coal

Fuel oil

Natural Gas

Gas Oil

Electricity Autoconsumption & Materials

Direct Activity Costs

1Q2006

45.8

60.4

0.1

0.1

1.8

108.3

1Q2005

53.4

78.2

0.2

0.6

1.5

134.0

D 06/05

-14.2%

-22.8%

-37.6%

-88.4%

20.4%

-19.2%

PPA Gross Profit

€ m

1Q2005

134.0

137.3

222.9

Gross Profit 227.7

Capacity Charge

1Q2006

108.3

114.9

231.6

Gross Profit 239.9

Energy Charge

Direct Costs

Fuel Cost Diagram

1Q2005

80

70

60

50

40

30

20

10

0

0%

20%

40%

60%

80%

100%

- Hydro

- Coal

€ / Mwh

15%

22

93%

40

48%

1Q2006

80

70

60

50

40

30

20

10

0

0%

20%

40%

60%

80%

100%

24%

19

91%

69

21%

€ / MWh

- Fuel/Diesel

Load Factor(1)

(1) Load Factor: number of equivalent hours to the output of a power plant relative to the total number of hours in the period

Iberian Generation: Liberalised Generation Gross Profit

Electricity Generation (GWh)

Portugal

CCGT

Hydroelectric

Spain

Hydroelectric

Nuclear

Coal

CCGT

(-) Pumping

Total Generation

Selling Price and Fuel Costs

Avg. Selling Price (€ / MWh)

Portugal

Spain

Avg. Fuel Cost (€ / MWh)

Portugal

Spain

Gross Profit (€m)

Portugal

Spain

Gross Profit

1Q2006

1,643

1,533

110

3,454

324

329

2,638

198

(36)

5,097

1Q2006

58.0

73.2

39.5

20.9

1Q2006

33.8

156.7

190.6

1Q2005

1,322

1,289

33

3,659

305

331

2,555

506

(39)

4,981

1Q2005

46.1

54.4

32.2

21.9

1Q2005

19.5

124.4

143.8

D 06/05

24.3%

18.9%

232.7%

-5.6%

6.4%

-0.7%

3.3%

-60.8%

6.1%

2.3%

D 06/05

25.9%

34.4%

22.5%

-4.4%

D 06/05

73.5%

26.0%

32.5%

Fuel Cost Diagram

Gross Profit Analysis

Output: EDP’s output in the Iberian liberalised market increased 2.3% in the 1Q2006. In Portugal, electricity generation increased 24.3% following: i) the coming into steam of Unit III of the Ribatejo CCGT in the 4Q2005 (industrial service started March 16, 2006) and ii) the better hydrological conditions in the period. However, the load factor of the Ribatejo CCGT units dropped from an average 75% in the 1Q2005 to an average 60% in the 1Q2006: i) Unit III was still under testing in January; ii) Outputs from Units I and II were reduced in order to rationalize natural gas consumption, since Unit III gas contract was only procured in March; and iii) Unit II was stopped for repairs to the combustion chambers for the replacement of the ceramic shields. In Spain, the 5.6% reduction is explained by the programmed stoppage in Castejón CCGT (387MW) during 6 weeks for maintenance works. This stoppage implied a reduction of 262 GWh in the output, which was not fully compensated by a higher utilisation of the coal power plants.

Gross Profit: In Portugal, Gross Profit was up 73.5% due to: i) an upward revision of the selling price contracted with EDP Comercial (liberalised supply) and; ii) the increased output which steamed from Unit III at Ribatejo and from the hydro plants. In Spain, the 26% rise is explained by: i) the sound increase of the selling price; and ii) a decrease in the average fuel costs; which more than compensated the i) lower generation output; ii) higher costs related with CO2 emissions (€16m in the 1Q2006); and iii) other which include €14m of the mark-to-market of hedge derivatives.

Fuel Costs: In Portugal, the average natural gas cost per MWh increased 22.5%, as a result of the hike in the price of the Brent, to which the natural gas contracts of Ribatejo CCGT are indexed. In Spain, average fuel costs per MWh decreased 4.4% vs. the 1Q2005, mainly as a result of a decrease of the average unit cost of the coal power plants (-7% vis-à-vis the 1Q2005).

CO2 Emissions: In Portugal, there was a negative €1.0 million impact in the 1Q2006 gross profit from a 46 thousand tons of CO2 deficit in the period. Mind that in the 1Q2006 we’re just accounting for the licences attributed to Units I and II of Ribatejo CCGT. Unit III is expected to receive circa 0.8 million tons of CO2 licences in the 2Q2006. In Spain, CO2 emissions reached 2.8m tons and were 0.3m tons above the estimated emission allowances to be consumed in the period, which had a negative impact of €8m in the gross profit. Additionally, the €28m provision booked in 2005, related to the insufficiency of CO2 allowances for that period (1.4m tons), was updated in order to reflect the current market prices for CO2 (€27/ton in Mar. 2006 vs. €21/ton in Dec. 2005). This had a negative impact of €8m.

Iberian Generation

Income Statement (€ m)

Operating Revenues

Direct Activity Costs

Gross Profit

Gross Profit/Revenues

Supplies and services

Personnel costs

Costs with social benefits

Generation centre rentals

Other operating costs / (revenues)

Operating Costs

EBITDA

EBITDA / Revenues

Depreciation and amortization

Comp. of subsidised assets’ depr.

EBIT

EBIT / Revenues

Portugal

1Q2006

460.2

180.1

280.1

60.9%

16.1

19.0

3.8

0.9

(7.4)

32.4

247.7

53.8%

52.3

(0.9)

196.3

42.6%

1Q2005

450.0

197.7

252.2

56.1%

16.3

20.9

5.5

0.9

1.9

45.6

206.7

45.9%

47.9

(1.5)

160.3

35.6%

D 06/05

2.3%

-8.9%

11.0%

4.8 pp

-1.5%

-8.8%

-32.1%

-0.9%

-

-28.8%

19.8%

7.9 pp

9.2%

38.6%

22.5%

7.0 pp

Spain

1Q2006

265.5

108.7

156.7

59.0%

9.8

6.9

0.3

-

29.3

46.3

110.4

41.6%

20.9

-0.0

89.6

33.7%

1Q2005

213.7

89.4

124.4

58.2%

9.5

6.9

0.3

-

1.6

18.3

106.1

49.6%

22.7

-0.0

83.4

39.0%

D 06/05

24.2%

21.7%

26.0%

0.9p.p.

3.2%

-0.1%

3.6%

-

-

153.5%

4.1%

-8.0p.p.

-7.8%

8.1%

7.3%

-0.1p.p.

Number of Employees

Employes

Portugal

Spain

MW / Employee

Portugal

Spain

1Q2006

1,670

618

5.2

4.0

1Q2005

1,783

611

4.6

4.1

D 06/05

-113

+7

14.0%

-1.1%

PORTUGAL

• EBITDA was up 19.8% mostly due to the increase in Gross Profit, as previously explained. The company was also able to cut operating costs by 28.8% as presented below.

• Personnel costs dropped 8.8% from the 1Q2005, and Cost with social benefits fell 32.1% due to a drop in pension premiums being accounted for in 2006, following the revision of the actuarial assumptions, namely the increase of the expected return of the fund asset from 6.4% in 2005 to 7.5% in 2006 and the decrease of the discount rate from 5% in 2005 to 4.6% in 2006.

• The swing in “Other operating costs / (revenues)” mostly respects a regularization of own work capitalised of previous years (€5.9m) in the 1Q2006 whereas in the 1Q2005 the figure includes the cost related to the payment of the municipal tax (€2.6m) that was due following the sale and purchase agreement for the acquisition from REN of the thermal power plant sites (Carregado, Tunes, e Setúbal).

SPAIN

• The sound performance at the Gross Profit level was not entirely reflected at the EBITDA level due to the impact of the application of the RD 3/2006.

• RD 3/2006: The Spanish Government, aiming for a reduction of the tariff deficit for 2006, approved in February 24, 2006, the Royal Decree-Law 3/2006, which modifies the settlement mechanism of the energy sold by generators and purchased by distributors in the pool by the same company, and reconsiders the value of the CO2 emission allowances granted free of charge to the generation companies. In light of HC’s interpretation of the current legislation, the total tariff deficit estimated for the period amounts to €1.2bn, of which HC Energia has to finance 6.08% (€71m). This was not deducted from revenues considering that the current legislation assures its recovery. Regarding CO2 allowances, EDP booked a €29m provision to cover the potential return of the CO2 emission allowances granted free of charge for the periods of January and February 2006 (1.5m tons). As from March 2006, according to the interpretation done on the RD 3/2006, only the CO2 emission allowances, which respect to electricity generation sold in the Spanish pool, should be deducted from generation revenues.

Contribution to EBITDA

1Q2005

Gross Profit

Operating Costs

RD 3/2006

1Q2006

€ m

312.8

+60.2

+14.3

-29.2

358.1

Iberian Supply

Income Statement (€ m)

Operating Revenues

Direct Activity Costs

Gross Profit

Gross Profit/Revenues

Supplies and services

Personnel costs

Costs with social benefits

Generation centre rentals

Other operating costs / (revenues)

Operating Costs

EBITDA

EBITDA / Revenues

Depreciation and amortization Comp. of subsidised assets’ depr.

EBIT

EBIT / Revenues

Portugal

1Q2006

108.5

135.7

(27.2)

-25.1%

2.3

1.6

0.1

0.0

14.6

18.5

(45.8)

-42.2%

1.2

-

(46.9)

-43.3%

1Q2005

78.1

82.0

(3.9)

-5.0%

1.9

0.9

0.1

0.0

0.0

2.9

(6.8)

-8.8%

1.1

-

(7.9)

-10.1%

D06/05

38.9%

65.4%

-592.1%

-20.1 pp

19.4%

74.5%

3.5%

30.6%

-

539.7%

-569.9%

-33.5 pp

8.9%

-

-493.6%

-33.2 pp

Spain

1Q2006

183.2

249.2

(66.0)

-36.0%

5.3

1.3

0.0

-

(4.3)

2.3

(68.3)

-37.3%

0.7

-

(69.1)

-37.7%

1Q2005

71.6

92.3

(20.7)

-28.9%

5.2

1.7

0.0

-

-3.2

3.7

(24.4)

-34.0%

1.1

-

(25.5)

-35.6%

D 06/05

155.7%

169.9%

-218.9%

-7.1p.p.

2.1%

-20.3%

-9.6%

-

-

-36.4%

-180.2%

-3.3p.p.

-36.0%

-

-170.5%

-0.0p.p.

Number of Employees

Employes

Portugal

Spain

1Q2006

92

82

1Q2005

76

92

D06/05

+16

-10

PORTUGAL

• EDP retained two thirds of the liberalised market in Portugal in the 1Q2006. Total energy supplied to liberalised clients grew 21.4% YoY to 2,448 GWh in the 1Q2006, equivalent to 20% of the total electricity consumption in Portugal in the period (vs. 18% in the 1Q2005). This increase in volumes sold contributed (-€0.7m) to the drop in gross profit because the Portuguese supply unit still bears average selling prices to final clients bellow its sourcing costs with the energy management unit.

• The 4.5% increase in the supply net selling price (after TPA tariffs) contributed +€2.8m to gross profit and follows the upward revision of the commercial conditions of client’s contracts upon maturity and the capture of new clients with better price conditions.

• The Supply activity electricity needs are sourced through a fixed price contract established with EDP’s energy management unit. The reference price for this contract was reviewed in the 4Q2005 to reflect updated expectations regarding electricity wholesale prices. This upward revision of the electricity cost accounts for €27.1m in gross profit drop.

• Other operating costs/(revenues) in the 1Q2006 include: i) costs with consumption deviation in the 1H2005 (-€ 6.5m) and Jan06 (-€ 1.2m); ii) provisions for commercial losses (-€4.4m) and; iii) provisions for bad debtors (-€2.1m).

SPAIN

• The strong increase of the volumes sold in the Spanish liberalised market, is the result of: i) the 1,500 GWh awarded to HC Energia in the 2006 RENFE’s public electricity supply tender (out of 2,287 GWh); and ii) the launch of a marketing campaign in the last months to promote a dual-fuel offer and an enhanced service proposition to small clients.

• The €45m decrease in the gross profit of the Spanish Supply activity is explained by: i) the increase of the electricity purchase costs as a result of the hike in wholesale prices; ii) a 13% increase of the net selling price (after TPA tariffs) following the revision of the commercial conditions of all existing contracts upon maturity and the capture of new clients with better price conditions; and iii) an increase of the supplied volumes in a context of high procurement costs.

• It is important to highlight that both in new supply contracts and in the renegotiation of the current contracts, the selling price is being settled above an estimated marginal generation cost for the system. However, in accounting terms, the Spanish Supply business’ P&L is reflecting the market prices volatility.

Gross Profit Analysis

Electricity Sales to Liberalised Clients

Electricity Supplied (GWh)

Portugal

Spain

Market Share

Portugal

Spain

Number of Clients (th)

Portugal

Spain

Supply net selling price (€ / MWh)

Portugal

Spain

1Q2006

3,927

1,585

2,342

15%

65%

10%

91.7

7.9

83.7

41

47

1Q2005

2,486

1,313

1,173

10%

65%

5%

11.0

5.6

5.4

40

42

D 06/05

58.0%

20.7%

99.7%

4 p.p.

-0 p.p.

4 p.p.

8.3x

41.5%

15.4x

4.5%

13.1%

Renewable Energies: NEO Energía

Financial Highlights (€ m)

Gross Profit

Operating Costs

EBITDA EBIT

1Q2006

52.9

13.5

39.4

22.8

1Q2005

22.6

7.0

15.5

8.7

D 06/05

134.3%

91.5%

153.8%

161.6%

• NEO – Novas Energías do Ocidente is a company that was created in 2005 to design, build and operate EDP Group’s projects for the production of electricity from renewable sources in the Iberian Peninsula and Europe. NEO, which holds the assets of Enernova (renewable business in Portugal), Genesa (renewable business in Spain) and NEO Desa (acquired by NEO at the end of 2005 – renewable business in Spain), will enable EDP Group to consolidate its position in the renewable energies sector in the Iberian market.

Wind Average tariff

90

93

1Q2005

68

2Q2005

Portugal

67

3Q2005

121

4Q2005

96

121

1Q2005

GWh

71

120

1Q2005

120

2Q2005

Spain

116

3Q2005

166

4Q2005

97

364

1Q2005

Average Tariff (€/MWh)

• EDP has been investing substantially in renewable energies. In 2005, the company acquired: i) five wind farms from Tecneira, in Portugal, with 50 MW in operation and another 71 MW in the pipeline, which are expected to enter into operation until 2007, ii) the Ortiga and Safra wind farms, in Portugal, with a total of 53 MW in the pipeline to start operations in 2006; iii) Desa, in Spain, with 224 MW in operation and an additional 1,186 MW in the pipeline until 2010, iv) Ider in Spain with 114 MW under development and that are expected to start operations in 2007 and v) Weom in France with 30 MW under development, which are expected to enter into operation until the end of 2006.

• As of march 2005, NEO had a total installed capacity of 788 MW(1), or 1,024 MW including the parks that EDP consolidates through the equity method and Tecneira (which did not yet contribute to 1Q2006 electricity revenues). Until the end of 2006, an additional 435 MW are expected to enter into service, out of which 155 MW in Portugal and 280 MW in Spain.

• Gross profit & EBITDA benefited from higher tariffs experienced in the 1Q2006, from the investments made by EDP during 2005 (Desa: 224 MW) and from the entry into operation of some additional capacity in both Portugal (15MW) and Spain (140 MW).

Contribution to Gross Profit

€ m

22.6

1Q2005

1.0

Wind PT

28.1

Wind SP

0.3

Other Renewables

1.6

Others & Adjust.

52.9

1Q2006

Contribution to EBITDA

€ m

15.5

1Q2005

30.4

Gross Profit

-3.0

Supplies and services

-1.3

Personnel costs

-0.04

Generation centre rentals

-2.2

Other operating costs

39.4

1Q2006

(1) Installed Capacity from Tecneira wind farms (50 MW - Sept. 2005) was not considered in this figure because it did not contribute to NEO Electricity Sales in the 1Q2006

Renewable Energies: NEO Energía

Income Statement (€m) Operating Revenues Direct Activity Costs

Gross Profit

Gross Profit/Revenues

Supplies and services

Personnel costs

Generation centre rentals

Other operating costs / (revenues)

Operating Costs

EBITDA

EBITDA / Revenues

Depreciation and amortization

Compensation of subsidised assets’ depreciation

EBIT

EBIT / Revenues

Number of Employees

Portugal

Spain

NEO Holding

Total

1Q2006

63.0 10.1

52.9

84.0%

8.4

2.6

0.2

2.3

13.5

39.4

62.6%

16.7

(0.1)

22.8

36.2%

1Q2006

24

187

3

214

1Q2005

28.6

6.0

22.6

79.1%

5.4

1.3

0.2

0.2

7.0

15.5

54.4%

6.9

(0.1)

8.7

30.5%

1Q2005

14

88

0

102

D 06/05

120.5%

68.3%

134.3%

5.0 pp

55.5%

99.6%

17.1%

-

91.5%

153.8%

8.2 pp

143.0%

-51.8%

161.6%

5.7 pp

D 06/05

+ 10

+ 99

+ 3

+ 112

• By the end of the 1Q2006, EDP Group’s renewable installed capacity in Iberia totalled 788 MW (1) of which 712 MW of wind – 151 MW in Portugal and 561 MW in Spain. In Portugal, the re-powering of Vila Nova (+6 MW – Mar05), Fonte da Quelha/Alto Talefe (+3 MW – Sep05) and Pena Suar (+6 MW – Dec05) wind farms allowed NEO to increase its wind installed capacity by 15 MW year-on-year. In Spain, wind installed capacity increased 339 MW on the back of last year’s acquisition of Desa, with 224 MW in operation, and of the entry into service of Las Lomillas (25 MW – Jun05), Sotonera (19 MW – Jul05), Boquerón (22 MW – Jan06) and Belchite (50 MW – Fev06) wind farms.

• Electricity emissions from renewable sources in Iberia totalled 550 GWh in the 1Q2006, up 84.3% year-on-year, on the back of the additional capacity that was acquired and brought on stream, but also as a result of an increase in the number of equivalent service hours of our wind farms to 649 hours from 608 hours in the 1Q2005 (the equivalent to an increase in the load factor to 30.0% from 28.2%).

• Gross Profit more than doubled benefiting from the increase in both the installed capacity and load factor as well as from higher average selling prices at our Spanish wind farms. During the 1Q2006, the energy produced by our Spanish wind farms was sold to the pool at an average price of € 97/MWh, which compares to € 71/MWh in the 1Q2005.

• Operating costs reflect: i) an additional D 2.1m that were spent in O&M costs (S&S) with the maintenance of existing wind farms; ii) a € 0.5m increase in charges (S&S) from EDP S.A. – following the Group policy of allocating to business units the costs of services rendered by the holding; iii) an increase in the number of employees (82 employees from the acquisition of Desa) and iv) a € 1.5m non-recurring expense related to an indemnity that NEO had to pay as a consequence of a delay in the re-start of operations of the Sidergas power plant (20 MW – waste) after a stoppage for maintenance.

• All in all EBITDA improved from € 15.5m in the 1Q2005 to € 39.4m in the 1Q2006, which represents a 62.6% EBITDA margin, up 8.2 p.p. year-on-year.

• Depreciations rose from 6.9m in the 1Q2005 to 16.7m in the 1Q2006 mostly due to the previously mentioned increase in the installed capacity.

(1) Installed Capacity from Tecneira wind farms (50 MW - Sept. 2005) was not considered in these figures because it did not contribute to NEO Electricity Sales in the 1Q2006.

Load Factor: number of equivalent hours to the output of a wind farm relative to the total number of hours in the period, considering the date on entry into industrial service of each wind farm

Installed Capacity (MW) (1)

Wind

o/w in Portugal

o/w in Spain

Biomass

Waste

Small Hydro

Total

1Q2006

712

151

561

4

69

3

788

1Q2005

359

136

223

7

69

3

438

D06/05

+354

+15

+339

-3

-

-

+350

Wind farms monthly load factor

Portugal

28.1%

2005

30.0%

2006

Spain

26.3%

2005

30.0%

2006

Gross Profit ( €)

Wind in Portugal

Wind in Spain

Waste & Biomass

Small Hydro

Others & Consolidation Adjustments

Total

Gross Profit ( €)

Wind in Portugal

Wind in Spain

Waste & Biomass

Small Hydro

Total

1Q2006

98

364

3

84

1

550

1Q2006

9.4

36.9

4.4

0.05

2.2

52.9

1Q2005

93

120

3

82

1

298

1Q2005

8.4

8.8

4.7

0.04

0.6

22.6

D06/05

5.7%

204.4%

-23.1%

3.0%

0.6%

84.3%

D06/05

11.8%

321.1%

-6.5%

5.2%

-

134.3%

Distribution in Iberia

Financial Highlights (€ m)

Gross Profit

Operating Costs

EBITDA

EBIT

1Q2006

346.9

183.4

163.5

94.9

1Q2005

358.0

184.9

173.2

103.2

D 06/05

-3.1%

-0.8%

-5.6%

-8.0%

• EDP Group’s Distribution activity in Iberia comprises EDP Distribuição, the Group’s subsidiary for regulated electricity distribution and supply in Portugal, and HC Energía’s distribution company in the Spanish electricity market.

Efficiency - Opex / Regulated Revenues

Portugal

50.8%

1Q2005

-3.3p.p.

47.5%

1Q2006

Spain

63.4%

1Q2005

-2.4p.p.

61.0%

1Q2006

• Gross profit from EDP Group distribution activity in Iberia decreased 3.1% year-on-year:

(a) despite a 6.2% increase in allowed revenues, gross profit from the distribution activity in Portugal decreased 2.2% reflecting into a €31.5m tariff difference to recover (compared with €3.9m in the 1Q2005) - out of that tariff difference, €28.9m relate to the existence of a €115m 2006 tariff deficit attributable to EDPD (to be recovered with interests between 2007 and 2011);

(b) in Spain, despite a €0.5m increase in the electricity regulated revenues, gross profit was affected by a €3.9m negative impact from the application of the RD 3/2006. This impact on the distribution activity is not definitive because the €42.35/MWh price recognized by the RD that modifies the settlement mechanism was established on a provisional basis.

• Operating costs decreased 0.8% on the back of both a tight control over supplies and services, which increased by a mere 0.5%, and lower costs with social benefits.

Contribution to Gross Profit

€ m

358.0

1Q2005

+20.3

Allowed Revenues

Portugal

-31.5

Tariff Difference

+0.5

Regulated Revenues

Spain

-3.9

RD 3/2006 Impact

+3.5

Other

346.9

1Q2006

Contribution to EBITDA

€ m

173.2

1Q2005

-11.1

Gross Profit

+1.5

Operating Costs

163.5

1Q2006

Distribution in Portugal

Electricity Consumers (thousand)

Regulated Non-regulated

Total Electricity Consumers

Electricity Distributed (GWh)

Very High Voltage

High Voltage

Medium Voltage

Low Voltage

Electricity Distributed

o/w Third-Party Access

Electricity Sales & Gross Profit (€ m)

Electricity Revenues

Electricity Purchases

Electricity Gross Profit

Total Allowed Revenues

Tariff Difference to Recover/(Return)

1Q2006

5,912.0

12.0

5,924.0

1Q2006

355

1,389

3,575

6,810

12,129

864

1Q2006

1,102.5

784.3

318.2

349.7

31.5

1Q2005

5,830.0

7.4

5,837.4

1Q2005

336

1,235

3,302

6,598

11,471

709

1Q2005

977.9

652.4

325.5

329.4

3.9

D 06/05

82.0

4.6

86.6

D 06/05

5.6%

12.5%

8.3%

3.2%

5.7%

21.9%

D 06/05

12.7%

20.2%

-2.2%

6.2%

-

• Electricity distributed increased 5.7% year-on-year, to 12.1 TWh. The increase in HV and MV segments was driven by the co-generators’ consumption from the regulated system (+1.7 p.p.) that opted to sell to the system the energy they produced at special regime’s prices, thus benefiting from the tariff differential between the two regimes. Excluding the impact from co-generators consumption as well as the temperature (-0.7 p.p.) and working days (+0.9 p.p.) effects, consumption would have increased 3.8%.

• The decrease in the number of non-regulated clients reflects the transfer of HV and MV clients back to the binding system following an increase in electricity prices in the liberalised market. As a result, between the 4Q2005 and the 1Q2006, electricity sales to the non-regulated system decreased 7.7%.

• EDPD’s allowed revenues increased 6.2% year-on-year

a) The Use of the Distribution Grid (UDGr) revenues increased 1.8% on the back of higher electricity-flow into EDPD’s network, which compensated a 2.8% decrease in the average tariff for the UDGr. Note that during the 2006 Tariffs Review, ERSE changed the calculation formula of the UDGr activity allowed revenues by introducing a fixed component ( €100.7m in the 1Q2006), independent of electricity distributed volumes.

b) Allowed revenues for the Network Supply (NS) and the Supply in the Public System (SPS) activities reflect: i) a 50bp decrease in the regulated rate of return for these activities and ii) a lower regulated asset base, which followed the transfer of some assets to EDP Soluções Comerciais, a company that was created in 2005 to manage the commercial systems,

Regulated Revenues ( €m)

Fixed component of the UDGr: HV and MV (€ m)

Unit revenue for the UDGr: HV and MV (€ / MWh)

Electricity delivered to BES/NBES: HV and MV (GWh)

Fixed component of the UDGr: LV ( €m)

Unit revenue for the UDGr: LV ( €/ MWh)

Electricity delivered to BES/NBES: LV (GWh)

UDGr allowed revenues

Average assets of the NS activity (net of amortisations)

Annual Return on average assets of NS activity (%)

Assets’ amortisation of NS activity

Annual structural comercial costs of NS activity

Network Supply allowed revenues

Average assets of SPS activity (net of amortisations)

Annual Return on average assets of SPS activity (%)

Assets’ amortisation of SPS activity

Annual structural comercial costs of SPS activity

Supply in Public System allowed revenues

t-2 tariff adjust. for UDGr, SPS and NS

t-1 & t-2 tariff adjust. for Energy Aquisition activity

HR Restructuring Costs Recovery

Total Allowed Revenues

1Q2006

34.1

5.6

12,212

66.6

13.6

6,810

261.7

246.2

8.0

10.9

17.8

33.6

15.9

8.0

0.5

16.8

17.6

4.0

26.8

6.0

349.7

1Q2005

-

8.3

11,558

-

24.5

6,597

257.0

277.7

8.5

11.9

14.6

32.5

49.0

8.5

1.6

16.9

19.6

12.7

-1.8

9.4

329.4

D 06/05

-32.3%

5.7%

-44.4%

3.2%

1.8%

-11.3%

-5.9%

-8.8%

21.3%

3.4%

-67.5%

-5.9%

-67.8%

-0.5%

-9.8%

-68.7%

-

-36.1%

6.2%

supply commercial services to EDPD and EDPC, and allow the capture of synergies within the supply activities and a tight control over commercial costs in an increasingly liberalised environment. ERSE accepted as part of EDPD’s controllable costs the remuneration and depreciation of these transfered assets. This is reflected in the 9.7% increase in structural commercial costs for the NS and SPS activities.

c) Allowed Revenues for the 1Q2006 also include €30.8m related to the recovery of previous years’ costs and €6.0m from the recovery of costs incurred within the scope of the EDPD’s Human Resources Restructuring Programme (HRRP).

• Costs with electricity purchases rose 20.2% year-on-year as a result of: i) a 3.8% increase in electricity delivered to the distribution grid, ii) an increase in energy acquisition from Special Regime Producers, iii) higher average fuel costs and iv) an increase in the average Global Use of the System tariff.

• Electricity gross profit for the 1Q2006 came €31.5m below allowed revenues, of which €28.9m are related to the 2006 tariff deficit. We recall that in 2005, the unanticipated rise in fuel costs and special regime generation volumes led to a significant increase in the system’s costs, which, along with the fact that 2006 increases in LV clients’ tariffs were limited to inflation, created a tariff deficit of €369m. Of this amount, approximately €115 million were attributed to EDPD and will be recovered with interests between 2007 and 2011.

Distribution in Portugal

Income Statement (€ m)

Operating Revenues

Direct Activity Costs

Gross Profit

Gross Profit/Revenues

Supplies and services

Personnel costs

Costs with social benefits

Concession fees

Other operating costs / (revenues)

Operating Costs

EBITDA

EBITDA / Revenues

Depreciation and amortization

Compensation of subsidised assets’ depreciation

EBIT

EBIT / Revenues

Number of Employees

Number of Employees

GWh / Employee Clients / Employee

1Q2006

1,109.2

788.4

320.8

28.9%

55.3

44.5

14.7

50.9

0.8

166.2

154.6

13.9%

83.3

(20.4)

91.7

8.3%

1Q2006

5,285

2.29

1,119

1Q2005

984.1

656.2

328.0

33.3%

55.7

43.1

19.4

50.3

(1.1)

167.3

160.6

16.3%

81.8

(19.1)

98.0

10.0%

1Q2005

5,513

2.08

1,058

D 06/05

12.7%

20.2%

-2.2%

-4.4 pp

-0.7%

3.3%

-24.2%

1.3% -

-0.7%

-3.8%

-2.4 pp

1.8%

-6.8%

-6.4%

-1.7 pp

D 06/05

-228

10.3%

5.8%

• Supplies & Services decreased 0.7% year-on-year as a result of: i) a €5.0m decrease in commercial costs due to both lower set-up costs (€2.3m in the 1Q2005 related to the re-branding of EDPD’s commercial network) and lower billing and posting expenses (in 2006, the company started invoicing every two months instead of monthly) and ii) a €1.7m decrease in IT costs, which were mostly compensated by iii) a €6.1m increase in management fees invoiced by EDP, S.A. and EDP Valor.

Contribution to EBITDA

€ m

160.6

-7.2

+0.4

+3.3

-0.7

-1.9

154.6

1Q2005

Gross profit

Supplies and services

Personnel & social benefits costs

Concession fees

Other operating revenues

1Q2006

• The net reduction in the number of employees was of 228 between the 1Q2005 and the 1Q2006. This reduction was achieved through the 2005 Human Resources Restructuring Programme (119 employees in Dec 2005), the transfer to EDP Valor of 91 employees during 2005 and the achievement of 39 retirements and early retirements during the 1Q2006.

• Personnel costs increased 3.3% year-on-year (or 1.5% if we exclude personnel costs capitalisation and severance payments) following a 2.74% average salary increase in 2006, a €0.7m increase in bonuses paid to employees, and the fact that the 1Q2005 did not yet accounted for the 2.88% average salary increase approved for the year 2005, all more than compensating the savings achieved through personnel reduction.

• Costs with social benefits decreased 24.2% year-on-year on the back of: i) a €1.5m decrease in pension premiums and provisions for medical care because of both an increase in the expected return on Pension Fund’s assets and a decrease in the discount rate, and ii) the accounting in the 1Q2005 of a €3.3m cost related to an adjustment made to the provision for costs with early retirees created within the scope of the HRRP.

Distribution in Spain

Income Statement (€ m)

Operating Revenues

Direct Activity Costs

Gross Profit

Gross Profit/Revenues

Supplies and services

Personnel costs

Costs with social benefits

Other operating costs / (revenues)

Operating Costs

EBITDA

EBITDA / Revenues

Depreciation and amortization

Compensation of subsidised assets’ depreciation

EBIT

EBIT / Revenues

1Q2005

37.2

7.2

30.1

80.7%

11.8

6.1

0.2

(0.5)

17.5

12.5

33.6%

7.7

(0.5)

5.2

14.0%

D 06/05

21.2%

164.4%

-13.0%

-22.8p.p.

6.4%

3.0%

6.7%

-244.1%

-2.0%

-28.5%

-13.8p.p.

-19.1%

-12.5%

-38.7%

-6.9p.p.

1Q2006

45.2

19.0

26.1

57.9%

12.6

6.3

0.2

(1.8)

17.2

8.9

19.8%

6.3

(0.5)

3.2

7.1%

• Gross profit of the Spanish Distribution activity decreased 13.0% as a result of: i) the negative impact of the application of the RD 3/2006, according to its interpretation (-€ 3.9m); and ii) an increase in the remuneration for the regulated activities recognised in the 2006 tariff (+€ 0.5m):

i) the RD 3/2006 approved in February 24, 2006, considers that as of March 2006, the generation sales and the distribution purchases of electricity, made simultaneously and within the same group, are netted and priced at a provisional €42.35/MWh (average generation cost of the conventional regime included in the 2006 tariff). HC’s distribution purchases that were netted against its own generation amounted to 339 GWh (14% of total distribution purchases in the 1Q2006). The impact of this measure (€ 3.9m) is accounted in the distribution business, as the difference between the acquisition price of this electricity and the € 42.35/MWh. According to the RD the final settlement price should be adjusted before year-end to reflect transparent and objective prices of the electricity markets;

ii) regarding the regulated revenues, according to the RD 1556/2005 that sets the revenues for the Spanish regulated activities for 2006, of the €3,016.7m attributed to the electricity distribution activity, €96.1m or 3.2% were allocated to our Spanish Distribution activity.

Contribution to EBITDA

12.5

- 3.9

+ 0.5

- 0.8

- 0.2

+ 0.8

8.4

€m

1Q2005

RD 3/2006 Impact

Regulated Revenues

Supplies and services

Personnel costs

Other operating revenues

1Q2006

Electricity Consumers (thousand)

Regulated

Non-regulated

Total Electricity Consumers

Electricity Distribution (GWh)

High Voltage

Medium Voltage Low Voltage

Electricity Distributed

o/w Third-Party Access

Revenues Revenues (€ m)

Transmission

Distribution

Supply

Electricity Regulated Revenues

Number of Employees

Number of Employees

GWh / Employee

Consumers / Employee

1Q2006

527

64

592

1Q2006

1,411

290

712

2,413

384

1Q2006

2.0

24.

31.9

28.2

1Q2006

409

5.90

1,447

1Q2005

571

6

577

1Q2005

1,443

274

675

2,392

380

1Q2005

1.9

23.9

1.9

27.7

1Q2005

396

6.04

1,457

D 06/05

-7.6%

—

2.5%

D 06/05

-2.2%

5.8%

5.5%

0.9%

1.1%

06/05

2.9%

1.8%

2.1%

1.9%

D 06/05

13

-2.3%

-0.7%

Gas in Iberia

Financial Highlights (€ m)

Gross Profit

Operating Costs

EBITDA

EBIT

1Q2006

41.5

17.9

23.7

15.8

1Q2005

43.1

12.8

30.3

22.7

06/05

-3.7%

39.7%

-22.0%

-30.4%

• Today, EDP has significant gas assets in Iberia, mainly in the distribution activity where it has a market share of 7%(1) and a total number of clients of approximately 770,000. EDP’s assets comprise the Spanish company Naturgas (56.2% controlled by EDP, through HC Energia) and the Portuguese distribution companies Portgás (72.0%) and Setgás (19.8%; equity consolidated).

Liberalised Supply - Volumes & Clients

Contribution to Gross Profit

43.1

1Q2005

+9.2

Consolidation Portgás (60%)

-0.1

Regulated Revenues SP

+5.7

Liberalised Margin SP

-16.3

Other SP

41.56

1Q2006

Contribution to EBITDA

30.3

10Q2005

-1.6

Gross Profit

-5.1

Operating Costs

23.7

1Q2006

€ m

• In April 2006, EDP concluded the reinforcement of its stakes in Portgás and Setgás from 59.6% and 10.1% to 72.0% and 19.8%, respectively, after the non-opposition by the Portuguese Competition Authority to the acquisition by EDP of Endesa’s indirect holdings in these companies. Such operation strengthened EDP’s foothold on the Portuguese gas market where it expects to increase its client base upon liberalisation.

• In Spain, through Naturgas, EDP changed its commercial image and launched a strong marketing campaign to promote a dual-fuel offer and to capture new clients in the liberalised market. The strong increase in clients (+126,158) and in volumes (+971 GWh) reflects the success attained by Naturgas, from this marketing effort.

• In the 1Q2006, Naturgas was affected by an exceptional necessity to acquire gas in the spot market at higher prices than those foreseen under the company’s current sourcing contracts. This led to an additional non-recurring cost of €15m which had a negative impact on Naturgas’ gross margin.

(1)	Excluding gas distributed to the electricity sector

Gas in Portugal (Portgás - 100%)

Income Statement (€ m)

Operating Revenues

Direct Activity Costs

Gross Profit

Gross Profit/Revenues

Supplies and services

Personnel costs and with social benefits

Other operating costs / (revenues)

Operating Costs

EBITDA

EBITDA / Revenues

Depreciation and amortization

Compensation of subsidised assets’ depreciation

EBIT

EBIT / Revenues

Number of Employees

Number of Employees

GWh / Employee

Consumers / Employee

1Q2006

32.6

17.2

15.4

47.2%

1.5

1.0

-0.0

2.6

12.8

39.4%

1.9

-0.4

11.3

34.7%

1Q2006

110

6.08

1,365

1Q2005

25.2

11.6

13.6

53.9%

1.4

1.0

0.0

2.4

11.1

44.2%

0.9

—

10.2

40.6%

1Q2005

98

6.41

1,411

D 06/05

29.7%

48.6%

13.5%

-6.7%

7.6%

3.2%

—

4.9%

15.4%

-4.9%

107.8%

—

10.7%

-5.9%

D 06/05

12

-5.3%

-3.3%

• In the end of September 2005, EDP signed a contract with Endesa to reinforce its shareholding to 72%. This operation was approved by the Portuguese Competition Authority in April 2006.

• The volume of gas distributed by Portgás rose 6.3% to 668 GWh at the end of first quarter of 2006, from 629 GWh in 2005. Services and industrial were the segments that contributed mostly to this increase, although the residential segment that continue to provide clear evidence of healthy growth, has also increased.

• Gas revenues amounted to €32,6m – of which €30.0m relate to natural gas (NG) and €2.1m to liquefied petroleum gas (LPG) – an increase of 29,7% year-on-year. This reflects the increase in the unit selling price as well as in the volumes of gas distributed. As a result, gross profit increased 13.5% to €15.4m and EBITDA grew 15.4% to €12.8m by the end of the first quarter 2006.

Gas Consumers

Residential

Services

Industrial

Total Gas Consumers

Gas Distribution (GWh)

Residential Services Industrial

Total Gas Distributed

1Q2006

147,087

2,743

335

150,165

1Q2006

235

123

310

668

1Q2005

135,698

2,293

307

138,298

1Q2005

227

111

291

629

D 06/05

8.4%

19.6%

9.1%

8.6%

D 06/05

3.5%

11.4%

6.6%

6.3%

Contribution to EBITDA

1Q2005

Gross Profit

Supplies and services

Personnel costs and with social benefits

1Q2006

€ m

11.1

+1.8

-0.1

-0.03

12.8

Gas in Spain

Income Statement (€ m)

Revenues

Direct Activity Costs

Gross Profit

Gross Profit/Revenues

Supplies and services

Personnel costs

Costs with social benefits

Other operating costs / (revenues)

Operating Costs

EBITDA

EBITDA / Revenues

Depreciation and amortization

Compensation of subsidised assets’ depreciation

EBIT

EBIT / Revenues

Number of Employees

Number of Employees

GWh sold / Employee

Clients / Employee

1Q2006

245.9

213.5

32.4

13.2%

9.0

4.4

0.1

2.9

16.3

16.0

6.5%

7.3

-0.4

9.1

3.7%

1Q2006

332

31.4

2,248

1Q2005

162.7

119.5

43.1

26.5%

6.5

5.0

0.1

1.2

12.8

30.3

18.6%

8.0

-0.4

22.7

14.0%

1Q2005

273

34.9

2,155

D 06/05

51.2%

78.6%

-24.9%

-13.4 pp

38.5%

-12.3%

-23.4%

140.0%

27.6%

-47.1%

-0.1 pp

-9.0%

10.2%

-59.9%

-0.1 pp

D 06/05

59

-10.1%

4.3%

• The performance of the Spanish Gas activity gross profit is explained by the following factors:

i) a small drop in regulated revenues, as a result of the switch of clients from the regulated tariff to the liberalised system, which had a negative impact on the commercialisation regulated revenue (-€1m);

ii) higher volumes of gas sold to liberalised clients with better selling price conditions vis-à-vis the cost of Naturgas’ sourcing contracts (+€6m). This is the result of (a) the success attained by Naturgas on a dual-fuel offer launched in mid 2005 to small clients, which also enabled the company to secure clients that switched from the regulated market to the non-regulated market, and (b) a renegotiation on better terms of the existing contracts with big clients;

iii) an insufficiency of gas sourcing in the period led to exceptional an non-recurring procurement costs resulting from gas acquisition made in the spot market at higher prices than those of current sourcing contracts. This had a negative impact of €15m in the gross profit.

• During the 1Q2006, Naturgas continued to promote its brand image through publicity and sponsorships, and also continued the successful marketing campaign to promote its dual-fuel offer and to capture clients that are switching from the regulated market to the non-regulated market. Such campaign had an impact of €2m on operating costs in the 1Q2006. Costs were also influenced by the increase of local taxes following higher gas sales (+€1m).

Regulated Activity

Number of Consumers (th)

Gas Distributed (GWh)

Regulated Revenues (€ m)

Transport

Distribution

Commercialisation

Liberalised Activity

Number of Clients (th)

Gas Supplied (GWh)

Selling Margin (€ / MWh)

1Q2006

618.8

6,733

35.0

3.1

27.8

4.1

1Q2006

127.7

3,691

1.2

1Q2005

586.7

6,815

35.1

3.0

27.3

4.9

1Q2005

1.6

2,720

-0.5

D 06/05

5.5%

-1.2%

-0.4%

4.3%

2.1%

-17.1%

D 06/05

-

35.7%

-

Contribution to EBITDA

1Q2005

Gross Profit

Supplies and services

Personnel & social benefits costs

Other operating costs

1Q2006

€m

30.3

-10.8

-2.5

+0.6

-1.7

16.0

Brazil: Energias do Brasil

Financial Highlights

R$ million

Gross Profit

Operating Costs

EBITDA

EBIT

€ million

Gross Profit

Operating Costs

EBITDA

EBIT

1Q2006

470.4

194.8

275.6

220.1

179.5

74.3

105.2

84.0

1Q2005

413.1

160.2

252.9

201.4

119.9

46.5

73.4

58.5

D 06/05

13.9%

21.6%

9.0%

9.3%

49.7%

59.9%

43.2%

43.6%

• EDP’s activities in Brazil, through Energias do Brasil (owned 62.4% by EDP), continue to post an healthy operating performance. In the 1Q2006, EDP also benefited by the strong appreciation of the Real against the Euro, from an average BRL/Euro rate of 3.44 in the 1Q2005 to 2.62 in the 1Q2006 (+€25m at the EBITDA level).

Volumes (GWh)

Generation

Supply to Final Clients

Distribution

+133%

287

1Q2005

670

1Q2006

+47%

921

1Q2005

1,354

1Q2006

+5%

5,669

1Q2005

5,966

1Q2006

• Electricity volumes sold by the Brazilian activities showed a strong growth following: i) higher GWh sold to liberalised clients, capturing the ones that are switching from the regulated market to the liberalised market; and ii) a growth in electricity distribution mainly due to the high temperatures in the summer. The abnormal increase of generation volumes is explained by the effect of the unbundling process of the generation activities embedded in the DisCos.

• The growth in the distributed volumes was not entirely reflected in the gross profit, because the distribution companies incurred in higher non-controllable costs than the recognised in the tariffs (R$ 68m in the 1Q2006 vs. R$4m in the 1Q2005). Such difference is going to be recovered in the next years’ tariff readjustments processes.

• Operating costs were mainly affected by the implementation of corporate programmes in order to increase the company efficiency levels, namely the “Vanguarda Project” to capture synergies within the companies of Energias do Brasil and the programme to reduce commercial and technical losses in the distribution grid.

• It is important to highlight that Peixe Angical hydro power plant (452 MW) should start operations in the 2Q2006, with its first unit of 151 MW, and is expected a strong contribution to the EBITDA in 2006.

Contribution to Gross Profit

R$ m

1Q2005

Generation

Supply

Current Act.

Tariff Differences

Distribution

Other

1Q2006

Contribution to EBITDA

R$ m

1Q2005

Gross Profit

Operating Costs

1Q2006

413.1

+37.5

-6.1

+87.0

-63.8

+2.7

470.4

252.9

+57.3

-34.6

275.6

Brazil: Generation and Supply

Generation

Installed Capacity (MW)

Lajeado (27.65%)

Energest

Total

Electricity Sold (GWh)

Lajeado (27.65%)

Energest

Total

1Q2006

250

267

517

1Q2006

278

392

670

1Q2005

250

-

250

1Q2005

287

-

287

D 06/05

-

+267

+267

D 06/05

-3.1%

-

133.1%

Generation Gross Profit

R$ m

1Q2005

Energest

Current Activity

1Q2006

29.0

+28.4

+9.1

66.5

• In the middle of 2005, Energias do Brasil unbundled the generation activities embedded in its distribution subsidiaries, in order to comply with the new regulatory framework for the Brazilian electricity sector. As a consequence, the power plants formerly embedded in the distribution companies (281 MW; of which 14 MW were decommissioned in YE2005) were incorporated in the electricity generation division. This change was the main driver of the strong gross profit growth, contributing with R$28m in the period.

• In 2006, Energias do Brasil expects to increase its installed capacity by an additional 527 MW. In January 2006, the operating licence for Peixe Angical hydro power plant (452 MW) was granted, which enabled the conclusion of the reservoir flooding until April 2006. This power plant is expected to start operations by May 2006 with its first unit of 151 MW, the second unit by July 2006 and the third unit by October 2006. 100% of the annual 2,374 GWh output is already contracted through PPAs with the distribution companies at an average price of approximately R$120/MWh (these contracts were already accepted by the regulator).

Trading and Supply

Clients

Number of clients

Electricity Sales (GWh)

Liberalised Clients

Distribution Companies

Total

1Q2006

54

1Q2006

1,354

303

1,657

1Q2005

34

1Q2005

921

683

1,604

06/05

58.8%

06/05

47.0%

-55.6%

3.3%

Supply Gross Profit

R$ m

1Q2005

Self-Dealing DisCos.

Free Clients

1Q2006

25.9

-10.0

+3.9

19.8

• Volumes sold by our trading and supply company, Enertrade, increased 3.3%, following higher number of clients and the subsequent volumes increase.

• During the last months, Enertrade was able to capture clients of Energias do Brasil DisCos that are switching from the regulated market to the free market, securing Energias do Brasil’s client base.

• Volumes traded to Energias do Brasil’s distribution subsidiaries decreased 56%, since the new regulatory framework does not allow the trading of electricity through “self-dealing” (companies within the same group). Therefore, “self-dealing” contracts cannot be renegotiated upon maturity.

• Overall, despite the increase in volumes sold, gross profit of Enertrade decreased 23.5% as a result of the end of some self-dealing contracts, which was not completely offset by the new contracts with final clients at a lower margin.

Brazil: Distribution

Distribution Activity

Final Clients

Third-party access

Electricity Distributed

Electricity Base Revenues

(-) Non-controllable costs

Electricity Base Margin

Tariff Adjustments (t-n differences under recovery or return)

Extraordinary Tariff (Recovery of Rationing Losses & Parcela A)

Electricity Gross Profit

Other Revenues / (Costs)

Gross Profit

Bandeirante

1Q2006

1,964

1,172

3,136

472.5

329.6

142.9

-2.0

16.2

157.1

9.6

166.7

1Q2005

2,008

990

2,998

472.7

336.3

136.4

28.5

20.3

185.2

-16.8

168.3

D 06/05

-2.2%

18.4%

4.6%

-0.0%

-2.0%

4.8%

-20.1%

-15.2%

-

-1.0%

Escelsa

1Q2006

1,228

809

2,037

312.1

229.5

82.6

7.4

11.6

101.6

4.3

105.9

1Q2005

1,391

485

1,876

283.7

198.0

85.7

11.9

9.8

107.3

2.5

109.8

D 06/05

-11.7%

66.8%

8.6%

10.0%

15.9%

-3.6%

-37.6%

18.3%

-5.3%

73.2%

-3.6%

Enersul

1Q2006

695

98

793

199.9

112.0

87.9

10.2

9.1

107.2

2.7

109.8

1Q2005

708

87

795

150.2

96.6

53.5

16.4

6.4

76.3

4.8

81.1

D 06/05

-1.8%

12.6%

-0.2%

33.1%

15.9%

64.1%

-37.8%

42.8%

40.4%

-44.0%

35.4%

Total Electricity Distributed (GWh)

Other

Commercial

Industrial

Residential

5,669

820

1,136

5,966

899

1,243

+ 5.2%

+9.7%

+13.0%

+0.5%

+9.4%

Last Tariff Revisions and Readjustments

Part A

Part B (1)

Readjust. Index

Past Costs

Other

Financial Items

Total Index (1)

Bandeirante

Out-05 Readjust.

-4.03%

0.74%

-3.29%

4.36%

-5.56%

-1.20%

-4.49%

Escelsa

Ago-05 Readjust.

5.73%

-2.54%

3.19%

5.06%

1.50%

6.56%

9.75%

Enersul

Abr-05 Readjust.

3.06%

11.75%

14.81%

3.41%

2.47%

5.88%

20.69%

Part A: Non-controllable costs, which is a pass-through to the tariff

Part B: Controllable costs, depreciation and return on invested capital, which are updated to inflation (IGP-M) and adjusted by an X factor.

Readjustment Index: Gives the total increase to be applied to electricity base revenues

Financial Items: Recovery (or return) of past costs (or revenues) for a period of 12 months.

(1) Part B for Bandeirante and Escelsa were adjusted due to change applied by ANEEL in the consideration of the federal taxes in the construction of the tariff, which now are paid directly by the clients and do not need tariff coverage.

• Total electricity distributed by Energias do Brasil increased 5.2% following the high temperatures in the summer, which had an impact on the electricity consumption in the residential, commercial and rural segments. Besides the high temperatures, each concession area was affected by different factors. Bandeirante’s consumption growth also resulted from a higher number of clients, while Escelsa’s consumption increase was mainly propelled by the good economic growth in the region. Regarding Enersul, the rural local economy was affected by singular factors, namely by the foot and mouth disease.

• Bandeirante: “Electricity Base Margin” increased 4.8% explained by i) higher volumes distributed and an increase in the implied average unit margin (Part B) given by the regulator; which was partly offset by ii) a R$21m negative difference between the non-controllable costs incurred and the ones covered by the tariff (R$4m positive in 1Q05). Such difference will be pass-through to tariffs in future tariff readjustments. Regarding the tariff adjustments under recovery (or return) in period, it is important to note that Bandeirante is giving back to the tariffs R$102m between October 2005 and 2006 (reflecting the amendment applied to the October 2003 tariff increase), and at the same time recovering past costs that were not covered by the tariff. The swing at the “Other revenues (or costs)” reflects the estimated revenues for non-invoiced electricity in both periods (not included either on “electricity sales” or GWh distributed).

• Escelsa: “Electricity Base Margin” decreased 3.6% due to i) a R$37m negative difference between the non-controllable costs incurred and the ones covered by the tariff (R$10m negative in 1Q05); and ii) the impact of the unbundling process; which was partly offset by a strong consumption increase. Regarding the tariff adjustments under recovery in the period, Escelsa is recovering, between August 2005 and August 2006 i) R$35m related to past non-controllable cost that were not covered by the tariff; and ii) R$17m as a retroactive related to the amendment of the August 2004 tariff increase (from 4.96% to 8.58%).

• Enersul: “Electricity Base Margin” increased 64% following i) an increase in the implied average unit margin (Part B) given by the regulator; and ii) a R$20m correction to the tariff base in April 2005; which was partly offset by iii) a R$10m negative difference between the non-controllable costs incurred and the ones covered by the tariff (R$2m positive in 1Q2005). Regarding the tariff adjustments, Enersul recovered between April 2005 and 2006 i) R$20m as a retroactive adjustment related to the amendment of the April 2003 tariff increase (from 42.26% to 50.81%); and ii) R$28m related to past cost that were not covered by the tariff.

• All in all, gross profit of the DisCos increased 6.5% mainly influenced by consumption growth, although penalised by negative tariff differences of R$68m (vs. R$4m negative in 1Q05), which will be recovered in the next tariff readjustments.

Subsequent Events: In April 2006, ANEEL approved a 16.75% annual tariff readjustment index for Enersul, which reflects +4.17% for Part A, +7.29% for Part B and +5.29% for Financial items.

Brazil: Energias do Brasil

Income Statement R$ million

Operating Revenues

Direct Activity Costs

Gross Profit

Gross Profit/Revenues

Supplies and services Personnel costs

Other operating costs / (revenues)

Operating Costs

EBITDA

EBITDA / Revenues

Depreciation and amortization Comp. of subsidised assets’ depreciation

EBIT

EBIT / Revenues

Employees

Generation

1Q2006

88.5

21.9

66.5

75.2%

17.0

2.2

1.9

21.1

45.5

51.4%

4.3

-

41.2

46.5%

281

1Q2005

31.8

2.8

29.0

91.3%

10.4

1.8

2.6

14.7

14.3

45.1%

2.3

-

12.0

37.7%

208

D 06/05

178.1%

691.3%

129.1%

-16.1p.p.

63.9%

26.9%

-28.2%

43.3%

217.1%

6.3p.p.

84.1%

-

243.1%

8.8p.p.

+73

Supply

1Q2006

118.7

98.9

19.8

16.7%

1.1

1.1

0.0

2.2

17.6

14.9%

0.2

-

17.5

14.7%

15

1Q2005

106.8

80.9

25.9

24.3%

1.5

0.4

0.1

2.0

23.9

22.4%

0.2

-

23.8

22.2%

9

D 06/05

11.1%

22.3%

-23.5%

-7.6p.p.

-28.3%

178.0%

-69.7%

9.5%

-26.3%

-7.5p.p.

13.7%

-

-26.6%

-7.5p.p.

+6

Distribution

1Q2006

1,079.9

697.5

382.5

35.4%

70.5

64.6

27.7

162.8

219.6

20.3%

56.5

-5.7

168.8

15.6%

3,259

1Q2005

998.2

639.0

359.3

36.0%

55.1

58.5

23.3

136.9

222.3

22.3%

48.9

-

173.4

17.4%

3,362

D 06/05

8.2%

9.2%

6.5%

-0.6p.p.

27.9%

10.4%

19.0%

18.9%

-1.2%

1.9p.p.

15.6%

-

-2.7%

-1.7p.p.

-103

Consolidated

1Q2006

1,186.2

715.8

470.4

39.7%

93.0

71.0

30.8

194.8

275.6

23.2%

61.2

-5.7

220.1

18.6%

3,609

1Q2005

1,056.3

643.3

413.1

39.1%

70.1

63.7

26.3

160.2

252.9

23.9%

51.5

-

201.4

19.1%

3,622

D 06/05

12.3%

11.3%

13.9%

0.5p.p.

32.6%

11.3%

17.3%

21.6%

9.0%

-0.7p.p.

18.9%

-

9.3%

-0.5p.p.

-13

Contribution to EBITDA

R$ m

1Q2005

Generation

Supply

Distribution

Other

1Q2006

252.9

275.6

+31.1

-6.3

-2.7

+0.5

• In the 1Q2006, EBITDA of Energias do Brasil increased 9.0% following the increase of the generation activity, as a result of the unbundling process, and the negative contribution of the distribution and supply activity, which were affected, respectively, by negative tariff differences (R$68m in 1Q06 vs R$4m in 1Q05) together with higher operating costs and by the end of “self-dealing” contracts.

• Operating costs of Energias do Brasil increased 21.6% explained by:

i) higher costs with supplies and services, mainly at the distribution activity, as a result of (a) the programme to contain commercial and technical losses in the distribution grid (R$6m); (b) higher consultancy and IT costs (R$5m) mainly due to the implementation of the “Vanguarda Project”; and (c) other costs related to the network enlargement and the improvement of the commercial services;

ii) a rise in personnel costs, which mainly reflects the annual salary readjustment agreement between 6% and 8% granted to the distribution employees;

iii) an increase of provisions for doubtful debtors (+R$3m).

• In order to reduce the commercial and technical losses of the distribution grid, Energias do Brasil is investing in a specific programme focused on improvements in metering procedures, inspections of consuming units, fraud detection and the regularization of clandestine connections. Improvements in the losses indicators are expected towards the end of 2006.

• The “Vanguard Project” was developed in 2005 with the goal to create and consolidate a new concept of integrated management throughout Energias do Brasil’s companies, based on two main pillars: the capture of synergies and a new organizational model. The organizational structure, operating procedures and IT systems are all being redesigned to achieve economies of scale and cost savings through shared services. This programme is expected to be fully implemented by 2007.

Telecoms

Income Statement (€m) (1)

Operating Revenues

Direct Activity Costs

Gross Profit

Gross Profit/Revenues

Supplies and services

Personnel costs

Other operating costs / (revenues)

Operating Costs

EBITDA

EBITDA/Revenues

Deprec. and amortis. (net of subsid.)

EBIT

EBIT/Revenues

Operating Data (1)

Number of Employees

Clients - Gross Adds (thousand)

Residential

Corporate

Carriers

Voice Traffic (million min.)

1Q2006

39.1

19.8

19.3

49.3%

12.4

6.9

-1.3

18.0

1.3

3.3%

9.3

-8.0

-20.6%

1Q2006

488

21.4

31.0

89.0

149.4

269.4

1Q2005

40.4

19.7

20.7

51.3%

11.5

8.1

-4.2

15.4

5.3

13.2%

9.8

-4.5

-11.1%

1Q2005

599

13.0

43.4

91.5

113.6

248.5

D 06/05

-3.2%

0.9%

-7.0%

-2.1 pp

7.5%

-14.7%

69.9%

16.9%

-76.1%

-10.0 pp

-5.2%

-79.1%

-9.5 pp

D 06/05

-111

65.1%

-28.6%

-2.7%

31.6%

8.4%

• Gross Adds increased 65.1% year-on-year, following the company’s strategic focus on direct access clients and broadband internet (Oni Duo).

• Voice traffic increased 8.4% year-on-year, mostly due to a 31.6% growth in the carriers segment. The residential segment’s voice traffic decreased 28.6% due to the erosion of indirect access clients, which was not yet compensated by the growth in voice traffic from direct access clients that more than tripled when compared with the 1Q2005 and increased more than 50% when compared with the 4Q2005. At the corporate segment, voice traffic decreased 2.7% year-on-year due to a reduction in voice traffic from indirect access clients.

• Operating revenues decreased 3.2% year-on-year mostly as a result of a 9.9% decrease in voice telecommunication services to €15.1m in the 1Q2006, explained by a setback in the commercialization of “Oni Voxx” (an indirect voice services product) because of a delay in the publication of proper regulation needed for the launch of this product. Excluding proceeds from indirect voice services, operating revenues would have increased 2.0% year-on-year.

Gross Profit (€m) (1)

Telecommunication Services

Gross Profit/Revenues

Equipment sales

Gross Profit/Revenues

Gross Profit

Gross Profit/Revenues

1Q2006

18.9

52.3%

0.4

12.7%

19.3

49.3%

1Q2005

20.6

52.8%

0.1

6.8%

20.7

51.3%

D 06/05

-8.5%

-0.5 pp

-

5.9 pp

-7.0%

-2.1 pp

Contribution to EBITDA

€m

0.1

1Q2005(2)

-1.5

Supplies and services

-0.9

Personnel costs

1.2

2.3

Other operating revenues

1.3

1Q2006

Revenues from data & Internet services remained at close to €16m on the back of revenues from broadband internet. Revenues from equipment sales increased €1.7m year-on-year to €3.0m in the 1Q2006, benefiting from the completion of a major contract for equipment supply.

• Gross profit at the Oni Group fell 7.0% year-on-year, or 2.1 p.p., mostly due to a both a change in the mix of services provided and a decrease in the average price of services supplied due to an increasingly competitive environment.

• Excluding non-recurring impacts, operating costs would have decreased 13.0% due to: i) a 14.7%, or €1.2m, decrease in personnel costs due to both lower severance payments and a decrease in the number of employees; ii) the accounting in the 1Q2005 of a €1.5m provision for doubtful clients and iii) the accounting in the 1Q2006 of a €1m income related to the recovery of previously provisioned doubtful debts; which were partly compensated by iv) a 7.5% increase in supplies and services. About 1/3 of this increase in supplies and services is explained by an increase in clients’ acquisition and retention costs while the remaining is due to higher O&M costs at Oni’s network.

• On a comparable basis, Oni Group EBITDA increased from a break-even situation in the 1Q2005 to €1.3m in the 1Q2006.

(1) 1Q2005 financial and operating figures here presented are pro-forma, excluding Comunitel’s contribution. In 2005, following the sale of Comunitel in September 2005, this company was only consolidated from January to September.

(2) 1Q2005 EBITDA was adjusted to exclude a €5.3m non-recurring income related to the sale of Oni Way.

Income Statements

Income Statement by Business Area

1Q2006

(€ m)

Electricity Sales

Other Sales

Services Provided

Operating Revenues

Electricity & Gas

Fuel

Materials and goods for resale

Direct Activity Costs

Gross Profit

Gross Profit/Revenues

Supplies and services

Personnel costs

Costs with social benefits

Concession fees

Other operating costs (or revenues)

Operating costs

EBITDA

EBITDA/Revenues

Depreciation and amortisation

Comp.of subsidised assets’ depreciation

EBIT

EBIT/Revenues

Financial income/(expense)

Amortisation of concession rights

Discontinuing Activities

Pre-tax profit

Income Taxes & Deferred Taxes

Minority interests

Net Profit

Generation Iberia

721.6

2.1

1.9

725.7

34.2

250.6

4.1

288.9

436.8

60.2%

25.9

25.9

4.1

0.9

21.9

78.7

358.1

49.3%

73.2

(0.9)

285.8

39.4%

(11.9)

-

-

273.9

75.7

0.4

197.8

Supply Iberia

280.5

5.8

5.3

291.6

376.2

-

8.7

384.9

(93.2)

-32.0%

7.6

2.9

0.1

0.0

10.3

20.9

(114.1)

-39.1%

1.9

-

(116.0)

-39.8%

(3.9)

-

-

(119.9)

(33.0)

(0.0)

(86.9)

NEO - Renewables

53.1

8.2

1.8

63.0

0.0

5.5

4.6

10.1

52.9

84.0%

8.4

2.5

0.0

0.2

2.3

13.5

39.4

62.6%

16.7

(0.1)

22.8

36.2%

(13.1)

(0.0)

-

9.7

4.9

2.5

2.2

Cogeneration Iberia

20.1

6.7

0.3

27.1

0.1

17.7

0.3

18.1

9.0

33.1%

3.1

0.2

-

-

(0.5)

2.8

6.2

22.7%

2.6

(0.0)

3.6

13.2%

(0.9)

(0.0)

-

2.7

0.0

0.0

2.7

Distribution Iberia

1,137.1

0.9

16.4

1,154.4

803.4

0.2

3.8

807.4

346.9

30.1%

67.9

50.8

14.9

50.9

(1.1)

183.4

163.5

14.2%

89.5

(20.9)

94.9

8.2%

(12.2)

-

-

82.7

15.6

0.0

67.1

Gas Iberia

26.6

220.8

18.0

265.4

30.3

-

193.5

223.8

41.5

15.7%

9.9

5.0

0.1

-

2.9

17.9

23.7

8.9%

8.4

(0.6)

15.8

6.0%

0.8

(0.0)

-

16.7

5.1

6.6

5.0

Energias do Brasil

446.4

-

6.2

452.7

268.8

-

4.3

273.2

179.5

39.7%

35.5

27.1

-

0.9

10.9

74.3

105.2

23.2%

23.4

(2.2)

84.0

18.6%

(20.9)

(2.1)

-

60.9

25.4

1.8

33.7

Telecoms

-

3.0

36.1

39.1

-

-

2.6

2.6

36.5

93.4%

29.6

6.7

0.2

-

(1.3)

35.2

1.3

3.3%

9.3

-

(8.0)

-20.6%

(4.5)

(0.8)

-

(13.4)

2.8

(0.1)

(16.1)

EDP Group

2,421.8

259.6

78.6

2,760.1

1,243.5

292.6

212.1

1,748.2

1,011.9

36.7%

167.8

141.9

18.1

53.0

62.1

442.9

569.0

20.6%

241.6

(24.7)

352.0

12.8%

25.8

(9.1)

-

368.7

107.9

23.7

237.1

Income Statement by Business Area

1Q2005

(€ m)

Electricity Sales

Other Sales

Services Provided

Operating Revenues

Electricity & Gas

Fuel

Materials and goods for resale

Direct Activity Costs

Gross Profit

Gross Profit/Revenues

Supplies and services

Personnel costs

Costs with social benefits

Concession fees

Other operating costs (or revenues)

Operating costs

EBITDA

EBITDA/Revenues

Depreciation and amortisation

Comp.of subsidised assets’ depreciation

EBIT

EBIT/Revenues

Financial income/(expense)

Amortisation of concession rights

Discontinuing Activities

Pre-tax profit

Income Taxes & Deferred Taxes

Minority interests

Net Profit

Generation Iberia

658.0

1.8

3.8

663.7

31.6

250.7

4.8

287.1

376.6

56.7%

25.8

27.8

5.9

0.9

3.4

63.8

312.8

47.1%

70.6

(1.5)

243.7

36.7%

(18.5)

(0.0)

-

225.2

60.9

2.4

162.0

Supply Iberia

142.1

1.4

2.2

145.7

167.5

-

2.8

170.3

(24.6)

-16.9%

7.1

2.6

0.1

0.0

(3.2)

6.6

(31.2)

-21.4%

2.2

-

(33.4)

-23.0%

(0.9)

-

-

(34.4)

(11.5)

(0.7)

(22.2)

NEO - Renewables

24.2

3.7

0.7

28.6

0.3

3.3

2.4

6.0

22.6

79.1%

5.4

1.2

0.0

0.2

0.2

7.0

15.5

54.4%

6.9

(0.1)

8.7

30.5%

(3.0)

(0.1)

-

5.7

1.5

0.7

3.6

Cogeneration Iberia

16.4

4.8

0.2

21.4

0.1

12.6

0.1

12.8

8.6

40.2%

2.5

0.2

-

-

(0.4)

2.3

6.4

29.7%

2.4

(0.0)

4.0

18.5%

(0.8)

-

-

3.1

0.0

(0.0)

3.1

Distribution Iberia

1,007.0

0.8

13.6

1,021.4

660.5

0.1

2.8

663.4

358.0

35.1%

67.5

49.2

19.6

50.3

(1.7)

184.9

173.2

17.0%

90.0

(20.1)

103.2

10.1%

(8.6)

-

-

94.6

17.9

0.1

76.6

Gas Iberia

9.3

143.3

10.0

162.7

11.9

-

107.7

119.5

43.1

26.5%

6.5

5.0

0.1

-

1.2

12.8

30.3

18.6%

8.0

(0.4)

22.7

14.0%

5.5

0.0

-

28.2

8.0

6.4

13.8

Energias do Brasil

275.8

-

30.8

306.6

183.9

-

2.9

186.7

119.9

39.1%

20.4

17.8

0.7

-

7.6

46.5

73.4

23.9%

14.9

-

58.5

19.1%

(26.8)

(1.2)

-

30.5

12.5

3.2

14.8

Telecoms

-

2.6

78.2

80.7

-

-

2.4

2.4

78.4

97.1%

60.4

13.8

0.2

-

(3.5)

70.8

7.6

9.4%

13.5

-

(5.9)

- 7.4%

(9.1)

(1.9)

-

(17.0)

0.1

0.1

(17.2)

EDP Group

2,136.1

175.3

142.1

2,453.5

1,195.6

267.2

9.2

1,472.0

981.5

40.0%

177.0

133.4

25.1

51.4

33.8

420.6

560.8

22.9%

218.6

(20.2)

362.4

14.8%

(65.9)

(9.4)

0.5

287.6

67.8

3.0

216.9

ANNEX

EDP Iberian installed capacity & electricity generation

Installed Capacity - MW

PORTUGAL

Conventional Regime

Binding Generation

Hydroelectric (PES)

Thermoelectric (PES)

Coal

Sines

Fuel oil / Natural Gas

Setúbal

Carregado

Barreiro

Diesel

Tunes

Non-Binding Generation

Small-Hydro (NBES)

CCGT

Ribatejo

Special Regime

Small-Hydro

Cogeneration Wind (1)

Biomass

SPAIN

Conventional Regime

Hydroelectric

Thermoelectric

Coal

Aboño

Soto de Ribera

CCGT

Castejón

Nuclear

Trillo

Special Regime

Small-Hydro

Cogeneration

Wind

(1) Waste

Biomass

1Q2006

8,921

8,584

7,164

4,095

3,070

1,192

946

710

56

165

1,420

244

1,176

337

66

111

151

9

3,171

2,492

426

1,910

878

645

387

156

680

3

42

561

69

4

1Q2005

8,355

8,032

7,005

3,903

3,102

1,192

946

710

56

197

1,028

244

784

322

66

111

136

9

2,833

2,492

426

1,910

878

645

387

156

341

3

39

223

69

7

D MW

567

552

160

192

-32

-

-

-32

392

-

392

15

-

-

15

-

339

-

-

-

-

-

-

-

339

-

3

339

-

-3

(1) Installed capacity that contributed to the revenues in the period.

Electricity Generation

PORTUGAL

Conventional Regime

Binding Generation

Hydroelectric (PES)

Thermoelectric (PES)

Coal

Sines

Fuel oil / Natural Gas

Setúbal Carregado

Barreiro

Diesel

Tunes

Non-Binding Generation

Small-Hydro (NBES) CCGT

Ribatejo

Special Regime

Small-Hydro

Cogeneration

Wind (1)

Biomass

SPAIN

Conventional Regime

Hydroelectric

Thermoelectric

Coal

Aboño

Soto de Ribera

CCGT

Castejón

Nuclear

Trillo

Special Regime

Small-Hydro

Cogeneration

Wind (1)

Waste

Biomass

1Q2006

7,415

7,052

5,409

2,160

3,249

2,371

771

72 34

0

1,643

110

1,533

363

56

194

98

14

4,003

3,490

324

2,837

1,658

981

198

329

513

1

61

364

84

3

1Q2005

7,337

7,027

5,705

1,295

4,410

2,421

1,337

571

74

8

1,322

33

1,289

310

20

185

93

13

3,954

3,698

305

3,061

1,421

1,134

506

331

256

1

51

120

82

3

D GWh

78

25

-295

866

-1,161

-49

-565

-499

-40

-8

321

77

244

53

36

9

5

2

49

-207

19

-224

237

-153

-308

-2

257

0

10

244

2

-1

Electricity Distribution and Supply in Portugal

Electricity Distributed (GWh)

Energy Delivered to Distribution

Sales to EDP power plants

Own consumption - distribution

Distribution losses

Total Electricity Sales (1)

Electricity Sales - Regulated Syst.

VHV (Very high voltage)

HV (High voltage)

MV (Medium voltage)

SLV (Special low voltage)

LV (Low voltage)

PL (Public lighting)

Electricity Sales - Non-regulated Syst.

EDP

VHV (Very high voltage)

HV (High voltage)

MV (Medium voltage)

SLV (Special low voltage)

Non-EDP

HV (High voltage)

MV (Medium voltage)

SLV (Special low voltage)

Electricity Sales ( € m)

VHV (Very high voltage)

HV (High voltage)

MV (Medium voltage)

SLV (Special low voltage)

LV (Low voltage)

PL (Public lighting)

Interruptibility Discounts

Tariff correction Discounts

Invoiced Sales - Regulated Syst.

Invoiced Sales - Non-regulated Syst.

Electricity Revenues

1Q2006

12,987

(5)

(5)

(848)

12,129

9,680

343

1,345

1,581

546

5,459

407

2,448

1,585

12

41

1,248

284

864

3

745

115

1Q2006

16.1

72.5

135.5

62.6

729.8

30.9

-9.6

—

1,037.6

64.9

1,102.5

1Q2005

12,509

(3)

(10)

(1,026)

11,471

9,454

336

1,216

1,411

716

5,407

369

2,017

1,308

—

9

1,218

81

709

10

674

25

1Q2005

15.0

60.9

114.8

71.4

654.3

25.4

-8.5

-0.0

933.3

44.6

977.9

D 06/05

3.8%

-56.5%

45.6%

17.3%

5.7%

2.4%

1.9%

10.6%

12.1%

-23.8%

1.0%

10.3%

21.4%

21.2%

—

333.1%

2.5%

251.7%

21.9%

-66.4%

10.6%

357.7%

D 06/05

7.3%

19.0%

18.0%

-12.4%

11.5%

21.5%

-13.9%

—

11.2%

45.6%

12.7%

Electricity Consumers (2)

Electricity Sales - Regulated Syst.

VHV (Very high voltage)

HV (High voltage)

MV (Medium voltage)

SLV (Special low voltage)

LV (Low voltage)

PL (Public lighting)

Electricity Sales - Non-regulated Syst.

EDP

VHV (Very high voltage)

HV (High voltage)

MV (Medium voltage)

SLV (Special low voltage)

Non-EDP

HV (High voltage)

MV (Medium voltage)

SLV (Special low voltage)

Total Electricity Consumers

% Change YoY

1Q2006

5,911,989

13

162

17,451

22,710

5,825,634

46,019

11,995

7,947

9

11

2,860

5,067

4,048

—

1,543

2,505

5,923,984

1Q2005

5,830,031

19

157

17,774

25,210

5,742,414

44,457

7,369

5,640

—

2

2,489

3,149

1,729

3

937

789

5,837,400

D 06/05

81,958

-6

5

-323

-2,500

83,220

1,562

4,626

2,307

9

9

371

1,918

2,319

-3

606

1,716

86,584

1.5%

(1) Figures presented include sales to EDP Group for final consumption

(2) Figures presented include EDP Group companies

EDP Wind Capacity in Iberia (NEO Energía)

Wind Farms in 1Q2006

PORTUGAL

Fonte da Mesa

Pena Suar

Cabeço da Rainha

Cadafaz

Serra do Barroso

Fonte da Quelha

Alto do Talefe

Padrela/Soutelo

Vila Nova

Açor

Alagoa Cima

Bolores (1)

Mosteiro (1)

Amaral 1 (1)

Caldas 1 (1)

Fanhões 1 (1)

Amaral 1 - 2ª Fase (1)

Fanhões 2 - 1ª Fase (1)

Fanhões 2 - 2ª Fase (1)

SPAIN

Arlanzón

Cantábrico

Albacete (Campollano)

Las Lomillas

Sotonera

Boquerón

Belchite

Zas

Corme

Tahivilla

Buenavista

Llanos Esquina

La Celaya

Monseivane

Santa Quiteria

Rabosera

Enix

Monte de las Navas

Altos del Voltoya

Sierra Cortado

Sierra del Madero

Pesur

Estrecho

Juan Grande

IBERIA

% NEO

100%

100%

100%

100%

70%

100%

100%

100%

100%

100%

40%

100%

100%

100%

100%

100%

100%

100%

100%

78%

100%

75%

50%

65%

75%

100%

97%

95%

100%

100%

100%

100%

100%

58%

100%

5%

5%

31%

42%

42%

17%

17%

45%

Installed Capacity

100%

10

16

16

10

18

14

14

8

26

20

14

5

9

8

10

12

2

2

2

215

34

65

124

50

19

22

50

24

18

30

8

6

29

41

36

31

13

49

62

20

29

20

10

20

809

1,024

% held

10

16

16

10

13

14

14

8

26

20

5

5

9

8

10

12

2

2

2

201

26

65

93

25

12

16

50

23

17

30

8

6

29

41

21

31

1

2

19

8

12

3

2

9

551

752

Contrib. to revenues

10

16

16

10

18

14

14

8

26

20

-

5

9

8

10

12

2

2

2

201

34

65

124

25

19

22

50

24

18

30

8

6

29

41

36

31

-

-

-

-

-

-

-

-

561

763

Consolidation Method

Full

Full

Full

Full

Full

Full

Full

Full

Full

Full

Equity

Full

Full

Full

Full

Full

Full

Full

Full

Full

Full

Full

Proportional

Full

Full

Full

Full

Full

Full

Full

Full

Full

Full

Full

Full

Equity

Equity

Equity

Equity

Equity

Equity

Equity

Equity

(1) Tecneira wind farms did not contribute to 1Q2006 revenues.

energias de portugal

1Q2006 Results

May 25, 2006

EDP: KEY CONSOLIDATED FINANCIAL FIGURES

Income Statement

€ million

Gross Profit

EBITDA*

EBIT*

Financial Results

Net Profit

CAPEX

1Q06

1.012

569

352

17

237

196

1Q05

981

561

362

(75)

217

191

Change

+30

+8

-10

+136

+20

+5

%

3.1%

1.4%

-2.9%

—9.3%

2.6%

* Excluding discontinued operations

1

Main Highlights (1/2)

1. EDP’s consolidated net profit in the 1Q2006 rose 9% YoY.

2. The regulated core business in Iberia – comprising the PPAs and the electricity and gas distribution activities which represent 62% of the Group’s consolidated gross profit - posted a stable performance in the 1Q06 (+€10m).

3. In the Iberian liberalized market, our electricity generation activity benefited from the sharp rise in wholesale prices during the first months of 2006, contributing for a significant increase in gross profit (+€48m) in the 1Q06.

4. In the supply business in Iberia, the low flexibility of older clients’ contracts and the increase of electricity wholesale prices resulted in a deterioration of this activity’s gross profit during the period (-€69m).

5. The publication of the Royal Decree-Law 03/2006 in Spain had a negative impact (-€33m EBITDA) as a result of (i) the provisioning of the potential withdraw of the economic value of the CO2 licenses granted for free related to generation sales to the pool between Jan-06 and Feb-06 (€11m); (ii) the settlement of a provisional €42.35/MWh on the unit cost of purchased electricity by the distribution companies during March (€4m) and (iii) the booking of a provision for other potential regulatory risks (€18m).

2

Main Highlights (2/2)

6. EDP’s renewable energy installed capacity rose by 72% to 1,024MW surpassing for the first time the 1,000 MW threshold and allowing a strong growth of NEO’s contribution to EDP’s gross profit (+€30m). This was achieved both through organic growth (155 MW) and through acquisitions (Desa 224 MW and Tecneira 50 MW).

7. Good operating performance at Energias do Brasil and a 31% appreciation of the Brazilian Real during the period resulted in a healthy growth of our Brazilian operations’ gross profit (+€60m).

8. The evolution of operating costs (personnel and supplies & services) remained under control, increasing by approximately 3% YoY, in line with +2.5% average increase of CPI (Mar-06).

9. Improvement of Financial Results (+€92m) backed by the partial reversion of the 2005 provision following the positive impact of the recent increases in interest rates on the fair value of the CMEC derivative (+€103m). This was partly offset by the booking, this quarter, of a provision related to financial guarantees given by EDP on Electra’s debt (Cape Verde).

10. EDP’s consolidated net financial debt decreased by €333m from December 2005 to €9,130m.

3

NET PROFIT UP 9% SUPPORTED BY GROWTH IN RENEWABLES, GOOD BRAZILIAN OPERATIONS AND REVALUATION OF THE CMEC’S SWAP

% change

Gross Profit

€ million

3.1%

981

1Q05

3.1%

1,012

1Q06

EBITDA*

€ million

561

1Q05

569

1.4%

1Q06

Net Profit

€ million

217

1Q05

9.3%

237

1Q06

(1) Gross margin improvement in generation supported by high wholesale prices, (2) good performance in Brazil magnified by the appreciation of the Brazilian Real (3) negative impact in Spain from the Real Decreto Ley 03/2006 regulatory framework which penalized EBITDA performance

The increase in interest rates and the resulting revaluation of CMEC’s swap had a positive impact on the Group’s Net Income

4

GROSS PROFIT SUPPORTED BY CAPACITY INCREASES IN RENEWABLES IN IBERIA AND GOOD PERFORMANCE FROM BRAZIL

Gross profit evolution: 1Q06 vs. 1Q05

€ millions

981

Gross Profit 1Q05

60

PPAs €12m

(69)

30

(11)

(2)

60

Forex impact € 43m

(38)

1,012

1. Generation

Core Iberia

2. Supply

3. Renewables

4. Distribution

5. Gas

6. Brazil

Other*

Gross Profit 1Q06

Gross Profit 1Q06

437

(93)

53

347

42

179

47

• In Iberia the higher gross profit in generation was mitigated by the losses in supply

• Growth in renewables supported by the acquisition of Desa and the higher pool prices

• The improved operating performance in Brazil was magnified by the BRL appreciation versus EUR

* Includes the consolidation perimeter impact from the disposal of Comunitel (-€39m)

5

IBERIAN ELECTRICITY PRICES DRIVEN BY (1) INTERNALIZATION OF CO2 COSTS, (2) FUEL PRICES AND (3) HIGHER DEMAND FOR PEAK CAPACITY

Commodities price performance

International gas market (IPE) (€/MWh)

Brent (USD/bbl)

Coal (USD/ton)

66.6

52.9

30.7

2005

98.8

56.9

51.9

2006

62.1

65.4

48.1

Hydro production index (average = 100)

27

2005

41

2006

59

Residual demand in the market*

GWh

2005

Portugal Spain

2006

Spanish pool market – price performance

Base load price; €/MWh

42.7

2005

47.7

46.7

53.8

73.1

2006

65.3

72.6

50.2

Quarterly avg.

* Includes output evolution of marginal plants (fueloil plants and CCGTs) in the two markets

6

EDP’S LONG POSITION IN THE IBERIAN WHOLESALE ELECTRICITY MARKET WAS 1,325 GWh LOWER THAN IN THE 1Q2005

Liberalized Generation

Liberalized Supply

Long position in wholesale market 1Q06

Long position in wholesale market 1Q05

1Q06 GWh

Portugal

1,643

1,585

58

9

Spain

3,454

2,342

1,112

2,486

Iberian Portfolio

5,097

3,927

1,170

2,495

Slight increase of long position in Portugal supported by the start up of the third 400MW group of Ribatejo’s CCGT

Reduction of long position in Spain due to (i) the Higher number of customers and (ii) maintenance works at Castejón CCGT

More balanced Iberian portfolio between liberalized electricity generation and supply but lower exposition to wholesale prices

7

CURRENT CONTRACT PORTFOLIO CONDITIONS DRIVE DISTINCT COMMERCIAL APPROACHES FOR PORTUGAL AND SPAIN

Quarterly change in the number of liberalized B2B customers (electricity)

% demand from customers outside of incumbent distribution areas customers

Portugal

0%

+ 475

+ 1.588

+ 1.378

- 154

- 1.256

Spain

51%

+ 95

+ 174

+ 299

+ 278

+ 191

5.314

1Q

2005

2Q

3Q

4Q

6.870

1Q

2006

1.434

1Q

2005

2Q

3Q

4Q

2.376

1Q

2006

Older contracts’ portfolio with lower flexibility for repricing or early termination

Ongoing selective portfolio adjustment:

– Repricing upon contract maturity and incorporation of adjustment clauses, or…

– Termination of contract upon maturity.

More flexible contracts has allowed the renegotiation of the less attractive ones

New contracts only when selling price is above reference supply price

New regulation, improved pricing and recent decline of wholesale prices should lead to better gross margins in supply

8

ON A GROUP PERSPECTIVE, NEGATIVE MARGINS IN SUPPLY WERE MORE THAN COMPENSATED BY THE INCREASE OF MARGINS IN GENERATION

Avg. Quarterly Spread

Generation margin in the liberalized market

Euro/MWh

53.8

21.99

25.1

60.6

25.60

56.7

22.09

69.4

25.26

50.2

26.14

39.9

Avg. Generation Cost

Avg. Supply price

Pool

Supply margin in the liberalized market

Euro/MWh

53.8

40.87

-7.3

60.6

39.52

56.7

39.45

69.4

40.85

50.2

45.09

-20.2

Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar

Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar

2005

2006

Margin in generation went up by €14.8/MWh supported by higher wholesale prices in the pool

Change of margin per MWh

Euro/MWh

14.8

Gen.

(12.9)

Supply

1.9

Group

2005

2006

Margin in supply fell by €12.9/MWh due to the lack of flexibility of existing contacts which are not indexed to pool prices

9

DECLINE OF LIBERALIZED ACTIVITY’S GROSS PROFIT IN IBERIA ALSO INFLUENCED BY THE PROVISIONING OF CO2 COSTS

Gross Profit 1Q06

€ million

Liberalized Generation

Liberalized Supply

Long position in wholesale market 1Q06

Long position in wholesale market 1Q05

Portugal

34

(27)

7

16

Effect of a longer position in liberalized generation but with a deterioration of supply margins in Portugal

Spain

157

(31)

(66)

91

(31)

104

Effect of (i) higher contracted volumes thus lower exposure to high pool prices; (ii) CO2 costs; and (iii) fixing of selling price in OTC

• -€8m deficit in CO2 allowances versus CO2 emissions in the 1Q2006

• -€8m mark-to-market of the provision related with the 2005 CO2 allowances deficit

• -€14m mark-to-market of a derivative to cover market price volatility

Iberian Portfolio

191

(31)

(93)

97

(31)

119

Improved integrated unit margin mitigated by CO2 and OTC’s effects in Spain, resulting in a €22m reduction in the Iberian gross profit

10

CHANGE OF REGULATORY FRAMEWORK IN SPAIN IMPLEMENTATION OF THE REAL DECRETO-LEY 03/06

RD-L Implementation

The main objective of the Real Decreto-Ley 03/06 is to limit the creation of high tariff deficits in the Spanish electricity system

Companies may have to give back the value of the CO2 emission licenses granted for free by the government

New regulatory framework for the electricity market

Description

The government may reduce the system deficit through the attribution of a market value to the CO2 emission licenses previously granted for free to the electricity sector.

This measure should have a retroactive impact and companies may have to pay for the total CO2 licenses granted for January and February 2006.

From March onwards, companies may have to give back to the system the value of CO2 emission licenses previously granted for free only on the generation output sold in the pool (excluded bilateral contracts entered into by generation companies)

Electricity volumes acquired by the distribution companies from generation companies which are vertically integrated have to be netted against each other.

Definition of a provisional €42.35/MWh as the value the regulator will accept to pay the distribution companies on their electricity purchases.

A revision of this tariff, expected before year-end, will take into account the wholesale prices of the most relevant European electricity markets.

11

PROVISIONAL IMPACT OF THE REAL DECRETO-LEY 03/2006 ON HC ENERGIA

HC’s EBITDA performance 1Q05 vs. 1Q06

€ million

EBITDA 1Q05

Change of EBITDA with no RD-L 03/06 impact*

RD-L 03/06 impact on HC

EBITDA 1Q06

139

(28)

(33)

78

(61)

Break-down of RD-L 03/06 impact on HC Energia EBITDA

€29m

Value of CO2 emission rights, excluding bilateral contracts (38%)

11

Provision Provision

Value of the “free” CO2 emission licenses at market prices

18

Non-recurring item

Provisions for other regulatory risks

Electricity acquisition costs by distribution set at €42.35/MWh

4

Impact on distribution (Mar-06)

Potentially recurring

33

RD-L 03/06 total impact

* This decline is driven by a non-recurring purchase of natural gas in the spot market at a higher than the existing contract’s price (-€15.1m) and the transfer of Genesa to NEO perimeter

12

WHOLESALE TARIFF SET BY RD-L 03/2006 CLEARLY BELOW ELECTRICITY PRICES IN OTHER RELEVANT EUROPEAN MARKETS

Market average

€	/MWh

OMEL

(Spain)

EEX

(Germany)

Powernext

(France)

RD-L 03/06 Tariff

foward market prices

At March 1st 2006

2006

59.12

58.92

62.00

42.35

17.66

60.01

2007

55.20

56.50

59.15

42.35

14.60

56.95

On the date of its publication, RD-L 03/06 tariff was already below market prices

At May 22nd 2006

2006

51.19

50.15

50.57

42.35

8.29

50.64

2007

49.75

53.35

55.13

42.35

10.39

52.74

Even following the price decline of CO2 emission rights, the RD-L tariff is below market prices

On the date of its publication, RD-L 03/06 tariff was already below market prices

Prices are sustainable above 50 €/MWh with a minimum gap of 8.29 €/MWh to that of RD-L 03/06

13

GROWTH IN IBERIAN RENEWABLES SUPPORTED BY CAPACITY INCREASES AND HIGHER SELLING PRICES IN SPAIN

Installed Capacity (wind)

MW

595

236

136

223

1Q05

429

25

65

339

Change**

1.024

261

201

561

1Q06

Output GWh

Load Factor

213

28%

462

30%

Average selling price in Iberia (wind)

€/MWh

PT***

Spain

90.4

71.1

Mar-05

91.1

71.7

Jun-05

91.9

72.5

Sep-05

85.9

79.3

Dec-05

96.8

95.6

Mar-06

Spain

Portugal

MW gross in Iberia****

+72%

+117%

+2p.p.

+5.7%

+36%*

NEO Gross Profit

€ million

134%

Wind

Other

22.6

17.2

5.4

1Q05

52.9

46.3

6.7

1Q06

Gross Profit +€28m in wind farms due to higher output (+€18m), and higher selling prices in Spain (+€10m)

* Transfer of wind farms from tariff system to market price (pool)

** Acquisition of DESA in the end of 2005 represents 224MW, and the wind farms of Bolores and Eneraltius to Tecneira in early 2006 (50MW), plus the construction of new wind farms *** Wind generation tariff in Portugal depends on the load factor of each wind farm **** MW which to not contribute to EBITDA (equity consolidated)

14

INCREASE OF ELECTRICITY PRICE PAID TO REN AND RD 03/2006 WITH NEGATIVE IMPACT ON GROSS MARGIN IN DISTRIBUTION

Portugal

Allowed revenues*

€ million

Gross profit evolution**

€ million

329

12

257

60

Allowed revenues resulting from revenues deviations in previous years

6.2%

317

350

25

163

161

324

Variable (per GWh)

Fixed

Receivables related with allowed revenues from previous years

328

13

125

-132

321

4

- Increase of allowed revenues due to:

- Demand growth by 5.7%***, mitigated by decline of average revenue per MWh to €26.7/MWh (-3.4%)

- Higher electricity procurement costs due to higher consumption (+€25m) and higher procurement price (+€107m) as a result of higher fuel costs and general system costs (renewables and other).

- Receivables from previous years does not include accrued costs with high fuel prices in 2005 which generated the current tariff deficit

Spain

Real Decreto-Ley 03/2006 impact

28

1Q05

1.9%

28

1Q06

30

1Q05

8

Electricity Sales

-12

4

Electricity costs & raw materials

4

26

1Q06

• Purchase of electricity by distribution in wholesale market at a price above €42.35/MWh generated a €3,9m loss

* Deviation between regulated revenues and tariffs received not recognized in P&L under IFRS

** Includes the net impact from other services and sales and costs with fuel and materials, which represents +€0.1m in Portugal and +€2.2m in Spain

*** Strong consumption growth in Portugal (+5.7%) with high contribution of cogenerators (+1.7p.p.), temperature effect and working days (+0.2p.p.) and adjustment on 2005 consumption level (+1.7p.p.).

15

CONSOLIDATION OF PORTGÁS AND INCREASE OF PROCUREMENT COSTS IN SPAIN FOLLOWING GAS ACQUISITION IN THE SPOT MARKET

GROSS PROFIT 1Q05 VS. 1Q06

€ million

1Q05

Portgás Consolidation

1Q05 *

Regulated business

Liberalized market

Other

1Q06

43.1

8.1

51.2

-0.6

-8.7

-0.4

41.5

Spain

Portugal

Gross profit in gas liberalized market

€ million

1Q05

(1.0)

Volume Effect

(0.5)

Margin Effect

6.2

Spot Overpricing

(15.1)

Other

0.7

1Q06

(9.7)

• Improvement of gross margins in the segment of industrial clients following the renegotiation of the existing contracts

• Deterioration of the gas supply activity gross profit penalized by non-recurring natural gas acquisitions in the spot market at a higher prices than those foreseen in Naturgas’ existing contracts

* Portgás pro-forma, fully consolidated in 2005

16

GOOD PERFORMANCE FROM GENERATION BUT THE DISTRIBUTION ACTIVITY WAS ENERGIAS DO BRASIL GROSS PROFIT GROWTH DRIVER

Gross profit

R$ million

1Q05

Generation

Enertrade

Distribution

Other

1Q06

413.1

37.5

(6.1)

23.2

2.7

470.4

Increase of gross margin driven by distribution …

Generation

Enertrade

1Q 05

Volume Sold

GWh

287

1,604

Avg. margin

R$/MWh

72.5

16.2

1Q 06

Volume Sold

GWh

670

1,657

Avg. margin

R$/MWh

76.8

12.0

Gross Margin

R$ million

Gross Margin

R$ million

1Q05

1Q06

359

382

4

6%

24%

68

Consumption

GWh

5,669

5,966

Average margin

R$/MWh

63.4

64.1

Deviation between regulated revenues and tariffs received not recognized in P&L under IFRS

. . . namely in Enersul following the increase of average retail tariff. Bandeirante and Escelsa figures are penalized by IAS/IFRS rules given that retail tariffs in the period do not reflect the increase of non controllable costs that are to be passed to tariffs in the next tariff revision.

17

NET PROFIT UP 9% SUPPORTED BY GROWTH IN RENEWABLES, GOOD BRAZILIAN OPERATIONS AND REVALUATION OF THE CMEC’S SWAP

% change

Gross Profit

€ million

3.1%

981

1Q05

1,012

1Q06

EBITDA*

€ million

1.4%

561

1Q05

569

1Q06

(1) Gross margin improvement in generation supported by high wholesale prices, (2) good performance in Brazil magnified by the appreciation of the Brazilian Real (3) negative impact in Spain from the Real Decreto Ley 03/2006 regulatory framework which penalized EBITDA performance

Net Profit

€ million

9.3%

217

1Q05

237

1Q06

The increase in interest rates and the resulting revaluation of CMEC’s swap had a positive impact on the Group’s Net Income

* Excluding discontinued operations

18

EBITDA PERFORMANCE SUPPORTED BY GROSS MARGIN GROWTH

EBITDA performance 1Q06 vs. 1Q05

€ million

561

EBITDA

1Q05

(2)

Changes in consolidation perimeter (Comunitel and Portgás)

559

EBITDA

1Q05 Pro-forma

1Q06

70

Gross Profit

1.012

(21)

(7)

Excluding the BRL appreciation impact, costs grew in line with inflation

Supplies & services

(168)

Staff costs

(160)

of which 97% is the impact of the Real Decreto-Ley 03/2006 (€29m)

(31)

Other

(115)

569

EBITDA

1Q06

10

• Increase of supply and services costs in Iberia and Brazil

• Increase of staff costs due to forex impact from Brazil and ordinary annual wage rises

• Increase of other costs due to provisions related to the Real Decreto-Ley 03/2006 to the future potential losses on some supply contracts

19

THE MODERATE INCEASE IN SUPPLIES & SERVICES WAS AMPLIFIED BY THE APRECIATION OF THE BRAZILIAN CURRENCY

Supplies & Services performance 1Q06 vs. 1Q05

€ million

177

S&S 1Q05

(30)

Comunitel Disposal

1

Portgás

147

S&S 1Q05 pro-forma

6

Iberian Core-Business

7

Brazil (excluding fx impact)

9

BRL/EUR appreciation

(1)

Other

168

S&S 1Q06

Changes in consolidation perimeter

1Q06

€ million

120

27

8

13

Core Iberia

Increase of wind farms O&M costs steaming from the first time consolidation of DESA and the end of the two years’ guarantee period in some wind farms (€2.1m)

Dual-fuel and gas switching campaign from regulated system to liberalized market by Naturgas (€2.5m)

Brazil

Increased activity around the Programme for the Reduction of Electricity Losses

Increase in costs from the improvement of the commercial service of our Discos and the implementation of the Vanguarda efficiency improvement program

20

2. LABOUR COSTS PENALISED BY THE APPRECIATION OF THE BRAZILIAN REAL AND CHANGES IN THE CONSOLIDATION PERIMETER

Number of employees

1Q05

Adjustments to the 1Q2005 *

1Q05 pro-forma

1Q06

14,844

- 370

14,474

-141

14,333

• Reduction of 151 employees due to the extension of 2005 staff reduction incentives program PAR (-119 in EDP Distribuição)

• Staff reduction at ONI Portugal (-111) and in Brazil (-13)

• Increase of 53 employees at HC Energia following the integration in the company of workers which were previously outsourced

Personnel costs

€ million

Forex impact

Social benefits

Staff costs

133

25

2

131

25

135

18

-2%

2.3%

6

• Slight increase of staff costs due to ordinary annual wage increases and career evolution, partially compensated by staff reduction.

• Assuming flat BRL/EUR exchange rate, staff costs would have decreased by 2% YoY.

• Reduction of costs with social benefits, namely pension fund liabilities due to an increase of the expected return of the fund.

* Includes the impact from Comunitel disposal (-€5.9m/-480 employees), the full consolidation of Portgás (+€1.0m/+110 employees), and accounting changes on the capitalization of HR costs (€2.8m)

21

OTHER NET OPERATING COSTS MAINLY AFFECTED BY THE ACCOUNTING OF THE REAL DECRETO LEY 03/2006 PROVISIONS

Other net operating costs*

€ million

85

1Q05

2

Concession rents

(18)

Reversal of the Spanish tariff deficit provision (1Q05)

Real Decreto-Ley 03/2006 impact represents 97% of YoY increase

29

CO2 emission licenses provision (1Q06)

14

Other provisions ** (customers and inventories)

3

Other

115

30

1Q06

* Excluding discontinued operations

** Includes provisions in supply (due to doubtful debtors: €2.1m, and supply losses: €4.4m), in distribution (due to doubtful debtors: €2.5m) and 5 M€ provision related to the ONI-Transgás contract

22

NET PROFIT UP 9% SUPPORTED BY GROWTH IN RENEWABLES, GOOD BRAZILIAN OPERATIONS AND REVALUATION OF THE CMEC’S SWAP

Gross Profit

€ million

% change

981

3.1%

1Q05

1,012

1Q06

EBITDA*

€ million

1.4%

561

1Q05

569

1Q06

(1) Gross margin improvement in generation supported by high wholesale prices, (2) good performance in Brazil magnified by the appreciation of the Brazilian Real (3) negative impact in Spain from the Real Decreto Ley 03/2006 regulatory framework which penalized EBITDA performance

Net Profit

€ million

9.3%

217

1Q05

237

1Q06

The increase in interest rates and the resulting revaluation of CMEC’s swap had a positive impact on the Group’s Net Income

* Excluding discontinued operations

23

REVALUATION OF THE CMEC’s INTEREST RATE SWAP SUPPORT THE POSITIVE FINANCIAL RESULTS

Financial Results

€ millions

(75)

Financial Results 1Q05

8

Lower average cost of debt

25

Equity Method + dividends*

(19)

Forex adjustments**

127

Reversion of provision on CMEC swap and revaluation of other derivatives

Includes a €44m provision related to financial guarantees by EDP to Electra (Cape Verde) on this company’s debt

(50)

Other

17

Financial Results 1Q06

Financial results boosted by the partial reversion of last year’s provision related to the CMEC interest rate swap (€103m)

Mitigated by the provisioning on EDP’s financial liabilities at Electra (€44m)

* REN: +€21.0m; Edinfor: +€7.3m; Turbogás: +€1.9m; DECA II : -€1.3m; full consolidation of Portgás in 1Q06: -€3.8m;

24

**-€20.7m of results from derivatives in Brazil related to hedge positions on USD denominated debt (Bandeirante and Escelsa), net of hedge instruments

TOTAL CAPEX IN LINE WITH LAST YEAR’S AND MORE WEIGHTED ON THE IBERIAN ENERGY BUSINESS

CAPEX

€ million

Brazil

Portugal

Spain

56

21.3

34.9

17

2.0

14.9

57

49.8

7.3

6

1.9

4.2

53

53.3

6

5.5

0.8

196

53.3

80.5

62.2

1Q05

Generation

31

Iberia

Renewables

24

Distribution

57

Gas

4

Brazil

65

Other

10

Total

191

70% of total Group capex focused on the Iberian core business

Capex in Iberia was driven by the construction of Catejon’s CCGT 2nd 400 MW group, environmental investments at Sines, Aboño and Soto to reduce SO2 and NOX as well as in the expansion and efficiency improvements of our distribution grid

In Brazil our investments were centered around the conclusion of the 452 MW Peixe Angical hydro plant and the extension of the distribution grid within the scope of the State sponsored “Universalização” program

25

CONSOLIDATED NET DEBT FELL FOLLOWING THE FINAL SETTLEMENT FROM THE DISPOSAL OF OUR 14.3% STAKE IN GALP ENERGIA

Consolidated net debt

€ million

-3.5%

9,463

Dec-05

9,130

1Q06

EDP’s net financial debt €333m (3,5%) lower from 31 December 2005 level mainly as a result of:

• The settlement of the second (and last) installment in the amount of €576m related to the sale of EDP’s 14.27% stake in Galp

• The payment during the 1Q2006 of €49m to REN concerning the hydro account mechanism

• The increase in working capital by €200m at EDP Distribuição essentially due to the first time implementation this year of bimonthly invoicing and collection

26

energias de portugal

1Q2006 Results

May 25, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 10, 2006

EDP- Energias de Portugal, S.A.

By:	/s/ António Luís Guerra Nunes Mexia
Name:	António Luís Guerra Nunes Mexia
Title:	Chief Executive Officer